UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CASTLE BRANDS INC.
(Name of Subject Company)

CASTLE BRANDS INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

148435100
(CUSIP Number of Class of Securities)

Brian L. Heller
General Counsel
122 East 42nd Street, Suite 5000
New York, NY 10168
(646) 356-0200
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bradley D. Houser
Shane N. Segarra
Holland & Knight LLP
701 Brickell Avenue, Suite 3300
Miami, Florida 33131
Telephone: 305-374-8500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Statement") relates is Castle Brands Inc., a Florida corporation ("Castle Brands" or the "Company"). Castle Brands' principal executive offices are located at 122 East 42nd Street, Suite 5000, New York, NY 10168. Castle Brands' telephone number at this address is (646) 356-0200.

Securities.

        The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the "Company Common Stock"). As of the close of business on September 9, 2019, there were 170,372,173 shares of Company Common Stock issued and outstanding, including 2,578,750 outstanding awards of restricted Company Common Stock ("Company Restricted Stock Awards") under the Company's 2003 Stock Incentive Plan (the "2003 Plan") or the Company's 2013 Incentive Compensation Plan (the "2013 Plan," and together with the 2003 Plan, the "Company Plans"), 13,504,575 shares of Company Common Stock subject to issuance pursuant to stock options issued under the Company Plans or otherwise to acquire shares of Company Common Stock and no shares of Company Common Stock reserved for issuance pursuant to the Company's 2017 Employee Stock Purchase Plan (the "2017 Plan"). The Company terminated the period during which shares of Company Common Stock could be purchased pursuant to the 2017 Plan previously underway, effective as of August 28, 2019, and any outstanding participants' purchase rights under the 2017 Plan were no longer exercisable as of such date.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

        The name, business address and business telephone number of Castle Brands, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Offer.

        This Statement relates to the tender offer (the "Offer") by Rook Merger Sub, Inc., a Florida corporation (the "Offeror"), and a wholly owned subsidiary of Austin, Nichols & Co., Inc., a Delaware corporation ("Parent"), as disclosed in that certain Tender Offer Statement on Schedule TO, dated September 11, 2019 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $1.27 per share (the "Offer Price") in cash, net of applicable withholding taxes and without interest, on the terms and subject to the conditions set forth in that certain Offer to Purchase, dated September 11, 2019 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal").

        The initial expiration date of the Offer is Midnight, New York time (i.e., one minute after 11:59 p.m., New York time), on October 8, 2019, unless extended in accordance with the terms of the Merger Agreement (as defined below) and applicable law (the "Expiration Date"). If any of the conditions of the Offer described in the Offer to Purchase are not satisfied or, to the extent permitted by the Merger Agreement (as defined below) and applicable law, waived by the initial Expiration Date, the Offeror must extend the Offer on one or more occasions for consecutive periods of at least two business days but no more than ten business days, each as determined by Parent in its sole discretion, or for such longer period(s) as Parent and the Company may otherwise agree, up until, but no later than, January 31, 2020, in order to permit such condition(s) to be satisfied. If less than five business days prior to any then-scheduled expiration of the Offer all of the conditions to the Offer have been satisfied or waived, then the Offeror shall have the right to extend the Offer for a period of up to five business days.

        The obligation of the Offeror to consummate the Offer is conditioned upon, among other things: (i) the number of shares validly tendered (other than shares tendered by guaranteed delivery where actual delivery has not occurred) and not validly withdrawn prior to the expiration of the Offer, when added to the shares owned by Parent and its affiliates, would represent more than 50% of the shares then outstanding determined on a fully-diluted basis (the "Minimum Condition") and (ii) the expiration or termination of any waiting period (and any extensions thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Offer is also subject to the other customary conditions described in the Offer to Purchase.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated August 28, 2019, among the Company, Parent and the Offeror (as amended or supplemented from time to time, the "Merger Agreement"). The Merger Agreement provides that, among other things, as soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions, the Offeror will merge with and into the Company (the "Merger") in accordance with the Florida Business Corporation Act, as amended (the "FBCA"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and as a wholly owned direct subsidiary of Parent. As a result of the Merger, at the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Company Common Stock (other than (i) shares owned by Parent, the Offeror, Castle Brands or any of their subsidiaries and (ii) shares owned by any shareholders who are entitled to and properly demand and exercise their statutory appraisal rights, if applicable, and who comply in all respects with Sections 607.1301 to 607.1333 of the FBCA) will be automatically converted into the right to receive an amount in cash equal to the Offer Price (the "Merger Consideration"), net of applicable withholding taxes and without interest.

        Neither the Offer nor the Merger is subject to a financing condition. The closing of the Merger is subject to customary closing conditions described in the Merger Agreement. If, following the Offer and potential exercise of the Top-Up Option (as further described under Item 8 below and in the Offer to Purchase), the Offeror owns at least 80% of the then outstanding shares of Company Common Stock on a fully-diluted basis after giving effect to the shares issued in the Top-Up Option, the Merger Agreement provides that the parties shall take all necessary and appropriate action to consummate the Merger as a short-form merger in accordance with Section 607.1104 of the FBCA as soon as practicable without a vote or any further action by the Company's shareholders. If (i) the Board makes a Company Adverse Recommendation Change (as defined in the Merger Agreement and described in the Offer to Purchase) (other than with respect to an Intervening Event (as defined in the Merger Agreement and described in the Offer to Purchase)) or (ii) at any then-scheduled Expiration Date (A) there exists under applicable law any restriction or legal impediment on the Offeror's ability and right to exercise the Top-Up Option or (B) the shares of Company Common Stock issuable upon exercise of the Top-Up Option together with the shares of Company Common Stock validly tendered in the Offer and not properly withdrawn are insufficient for the Offeror to reach at least 80% of the outstanding shares of Company Common Stock on a fully diluted basis immediately after the closing of the Offer (after giving effect to such exercise), then the Offeror may, at its sole option, terminate the Offer and pursue a Merger by seeking approval of the Merger by the Company's shareholders. In this event, the Company would need to call and convene a shareholders' meeting to obtain this approval. Approval of the Merger Agreement and Articles of Merger would require the affirmative vote of a majority of the outstanding shares of the Company Common Stock.

        The foregoing summary of the Offer does not purport to be complete and is qualified in its entirety by the description contained in the Merger Agreement, a copy of which is filed as Exhibit (c)(1) to this Statement and incorporated herein by reference.

        The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Statement, respectively, and incorporated herein by reference.

        Parent has formed the Offeror for the purpose of engaging in the Offer and the Merger contemplated by the Merger Agreement (the "Transaction"). To date, the Offeror has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. As set forth in the Schedule TO, the address of the principal executive offices of each of the Offeror and Parent is 250 Park Avenue, New York, New York 10177.

        The Offer to Purchase, the related Letter of Transmittal and this Statement will be mailed to record holders of shares of Company Common Stock whose names appear on the Company's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of shares of Company Common Stock.

        The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Statement, can be obtained without charge from the SEC's website at www.sec.gov and the Offer to Purchase and the other related materials are available directly from Okapi Partners LLC, the Information Agent engaged by the Offeror for the Offer, toll free at (888) 785-6709 (banks and brokers please call (212) 297-0720)) or via email at info@okapipartners.com.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as set forth in this Statement and as incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Castle Brands or any of its affiliates, on the one hand, and (i) any of the Company's executive officers, directors or affiliates, or (ii) the Offeror, Parent, or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship With Parent And the Offeror

  Merger Agreement

        On August 28, 2019, the Company, Parent and the Offeror entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the "SEC") on August 29, 2019, and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

  Tender and Support Agreement

        On August 28, 2019, Parent and the Offeror entered into a Tender and Support Agreement (the "Tender and Support Agreement") with certain shareholders of the Company. The Tender and Support Agreement is summarized in Item 4 below. A summary of the Tender and Support Agreement is also contained in the Company's Current Report on Form 8-K filed by the Company with the SEC on August 29, 2019, and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(2) and is incorporated herein by reference.

        The Merger Agreement and the Tender and Support Agreement have been filed as exhibits to this Statement to provide shareholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about the Company in the Company's public reports filed with the SEC. In particular, the Merger Agreement and the Tender and Support Agreement and the summary of their terms contained in the Current Report on Form 8-K filed by the Company with the SEC on August 29, 2019, and incorporated herein by reference are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company. Each agreement contains representations and warranties that the parties to each such agreement made to and solely for the benefit of each other. Investors are not third-party beneficiaries under the Merger Agreement or the Tender and Support Agreement and should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and the Tender and Support Agreement. Furthermore, the representations and warranties in the Merger Agreement have been negotiated with the principal purpose of (i) establishing the circumstances under which the Offeror may have the right not to consummate the Offer or the Offeror or the Company may have the right to terminate the Merger Agreement and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosure.

  Confidentiality Agreement

        On May 24, 2019, the Company and Pernod Ricard S.A., an affiliate of Parent and the Offeror ("Pernod Ricard"), entered into a confidentiality agreement (the "Confidentiality Agreement"), pursuant to which Pernod Ricard and the Company agreed that any confidential and/or proprietary non-public information and materials furnished by or on behalf of the disclosing party to the recipient party or its representatives would be considered confidential information (subject to customary exceptions). Under the Confidentiality Agreement, such information and materials are required to be kept confidential and to be used only for purposes of evaluating and implementing a possible transaction for a period of two years after disclosure of such materials and information. The Confidentiality Agreement contains customary standstill provisions that terminate if any person or group (other than the Company or an affiliate of the Company) acquires or enters into a definitive agreement with the Company to acquire more than 50% of the outstanding shares of the Company's common stock or assets of the Company representing more than 50% of its consolidated earning power, or a third party makes a tender offer for more than 50% of the outstanding shares of the Company's common stock and the Company recommends to its shareholders the acceptance thereof in a published statement on Schedule 14D-9. The standstill provisions terminated upon the Company's entry into the Merger Agreement.

        This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

  Beneficial Ownership of Common Stock

        According to the Schedule TO, (i) none of Parent, the Offeror or, to the knowledge of each of Parent and the Offeror, any of the persons listed in Schedule A to the Offer to Purchase, beneficially owns or has a right to acquire any shares of Company Common Stock or any other equity securities of Castle Brands, and (ii) none of Parent, the Offeror or, to the knowledge of each of Parent and the Offeror, any of other the persons referred to in clause (i) above, has effected any transaction in shares of Company Common Stock or any other equity securities of Castle Brands during the past 60 days.

Arrangements with Current Executive Officers and Directors of the Company.

        In considering the recommendation of the Company's Board of Directors (the "Board") set forth in Item 4 below, you should be aware that aside from their interests as shareholders, the executive officers and directors of the Company may be considered to have interests in the Transaction that are different from, or in addition to, those of other shareholders generally. The Board was aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transaction, and in recommending that the Company's shareholders accept the Offer and tender their shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transaction.

        The Company's executive officers (who are also the Company's "named executive officers" disclosed in the Company's Form 10-K/A filed on July 29, 2019) are as follows:

Name	Position
Richard J. Lampen	President and Chief Executive Officer
John S. Glover	Executive Vice President and Chief Operating Officer
T. Kelley Spillane	Senior Vice President—Global Sales
Alfred J. Small	Senior Vice President, Chief Financial Officer, Treasurer & Secretary
Alejandra Peña	Senior Vice President—Marketing

  Effect of the Offer and the Merger on Outstanding Shares

        If the executive officers and directors of the Company who own shares of Company Common Stock tender their shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of September 9, 2019, the executive officers and directors of the Company owned, in the aggregate, 64,889,750 shares of Company Common Stock (which, for clarity, excludes shares issuable upon the exercise of Company Stock Options and the vesting and settlement of Company Restricted Stock Awards (each as defined below)).

        The following table sets forth (1) the number of shares of Company Common Stock beneficially owned as of September 9, 2019, by each of the Company's executive officers and directors (which, for clarity, excludes shares issuable upon the exercise of Company Stock Options and the settlement of Company Restricted Stock Awards) and (2) the aggregate cash consideration that would be payable for such shares, based on an Offer Price of $1.27 per share.

Executive Officer or Director	Number of Shares of Common Stock Beneficially Owned (Excluding Equity Awards)	Cash Consideration for Shares of Common Stock(1)($)
Phillip Frost and related entities	54,133,785	68,749,906
Mark E. Andrews, III	4,958,487	6,297,279
John Beaudette	72,746	92,387
Henry C. Beinstein	267,500	339,725
John S. Glover	640,427	813,342
Dr. Richard M. Krasno	57,500	73,025
Richard J. Lampen	3,813,535	4,843,189
Alejandra Peña	10,237	13,001
Steven D. Rubin	108,500	137,795
Alfred J. Small	362,012	459,755
T. Kelley Spillane	377,521	479,452
Mark Zeitchick	87,500	111,125

All directors and executive officers as a group	64,889,750	82,409,981

  Effect of the Merger on Outstanding Stock Options.

        The Company's executive officers and directors hold Company Stock Options and Company Restricted Stock Awards. Pursuant to the Merger Agreement, at the Effective Time, each option (or portion thereof) under the 2003 Plan or the 2013 Plan or otherwise to acquire shares of Company Common Stock (each, a "Company Stock Option") that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, will automatically be fully vested and be cancelled and converted into only the right to receive from Parent and the Surviving Corporation, an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Stock Option, less any taxes required to be withheld, payable as promptly as practicable following the Effective Time through the Surviving Corporation's payroll systems (and not later than the first regularly scheduled payroll date on or after the fifth business day after the Effective Time). Any Company Stock Option which has a per share exercise price that is greater than or equal to the Merger Consideration shall be canceled at the Effective Time for no consideration or payment.

  Effect of the Merger on Outstanding Restricted Stock Awards.

        At the Effective Time, each award for shares of Company Common Stock under any Company Plan or otherwise that is subject to service-based restrictions or vesting conditions (each, a "Company Restricted Stock Award") that is outstanding immediately prior to the Effective Time will automatically be fully vested and be converted into only the right to receive from Parent and the Surviving Corporation an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Company Common Stock in respect of such Company Restricted Stock Award multiplied by (ii) the Merger Consideration, less any taxes required to be withheld, payable as promptly as practicable following the Effective Time through the Surviving Corporation's payroll systems (and not later than the first regularly scheduled payroll date on or after the fifth business day after the Effective Time).

        The table below sets forth information regarding the total cash consideration of the outstanding Company Stock Options and Company Restricted Stock Awards held by the Company's directors and executive officers as of September 9, 2019 that would be converted into cash immediately upon the Effective Time, and includes awards that have previously vested prior to and without regard to the Merger, as well as unvested awards which will vest upon the Effective Time. The table assumes that no Company Stock Options will be exercised and no Company Restricted Stock Awards will vest and be settled between September 9, 2019 and the Effective Time. The Company's executive officers and directors may exercise their Company Stock Options prior to the consummation of the Offer to the extent that such Company Stock Options are vested in accordance with their terms.

Executive Officer or Director	Cash Consideration for Stock Options and Restricted Stock Awards(1)($)
Phillip Frost and related entities	45,775
Mark E. Andrews, III	1,400,500
John Beaudette	104,975
Henry C. Beinstein	45,775
John S. Glover	1,463,725
Dr. Richard M. Krasno	41,775
Richard J. Lampen	2,028,000
Alejandra Peña	385,063
Steven D. Rubin	104,975
Alfred J. Small	626,725
T. Kelley Spillane	616,108
Mark Zeitchick	61,775

All directors and officers as a group	6,925,171

(1)
Such values are not reduced for applicable deductions and withholdings required by law to be withheld. With respect to Company Stock Options, the value was calculated by multiplying the number of Company Stock Options by the difference between the per share Offer Price of $1.27 and the exercise price of the Company Stock Options. With respect to Company Restricted Stock Awards, the value was calculated by multiplying the per share Offer Price of $1.27 by the number of Restricted Stock Awards.

        The Company's form of stock option agreement, form of restricted stock agreement, 2003 Plan, 2013 Plan, and 2017 Plan are filed as Exhibits (e)(6), (e)(7), (e)(8)-(10), (e)(11)-(e)(12), and (e)(13), respectively, and are incorporated herein by reference.

        Employment Arrangements in Connection with a Change in Control and Termination by the Company without "Cause" or by the Executive for "Good Reason"

        Each of Messrs. Lampen, Glover, Spillane, Small and Ms. Peña has an employment agreement with the Company that provides for potential payments in the event of their termination in connection with a change in control. The following describes the potential payments and benefits upon termination in connection with a change in control for these executive officers, which are quantified below in the section titled, "Golden Parachute Compensation—Quantification of Potential Payments to the Company's Executive Officers in Connection with the Offer and Merger".

        If any of Messrs. Lampen, Glover, Spillane, Small or Ms. Peña is terminated within two years after any "change of control" (as defined below), either by the executive for "good reason" (as defined below) or by the Company or its successor without "cause" (as defined below), subject to the execution and non-revocation of a release of claims against the Company, the executive will be paid a lump sum cash payment equal to two times such executive's base salary and bonus (in the case of Messrs. Glover, Spillane and Small) or one time such executive's base salary and bonus (in the case of Mr. Lampen and Ms. Peña). The executive (other than Mr. Lampen) will also be entitled to continuation of coverage under health and welfare benefit plans during such executive's severance period. In addition, unvested Restricted Stock Awards or Company Stock Options, if any, held by each executive would be subject to certain vesting acceleration, although such provisions will not be applicable in connection with the Merger because all outstanding Restricted Stock Awards and Company Stock Options will vest and be settled in connection with the Effective Time as described above.

        For Messrs. Lampen, Glover, Spillane, Small and Ms. Peña, a "change of control" is defined as: (i) any person (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than Dr. Phillip Frost, any member of his immediate family, and any "person" or "group" (as used in Section 13(d)(3) of the Exchange Act) that is controlled by Dr. Frost or any member of his immediate family, any beneficiary of the estate of Dr. Frost, or any trust, partnership, corporate or other entity controlled by any of the foregoing, becomes the "beneficial owner" (as determined pursuant to Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than thirty-five percent (35%) of the aggregate voting power of the Company's then outstanding securities, other than by acquisition directly from the Company; (ii) there has been a merger or equivalent combination involving the Company after which forty-nine percent (49%) or more of the voting stock of the surviving corporation is held by persons other than former shareholders of the Company; (iii) during any period of two consecutive years, individuals who at the beginning of such period were members of the Board cease for any reason to constitute at least a majority thereof (unless the appointment, election, or the nomination for election by the Company's shareholders, of each director elected during such consecutive two-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period); or (iv) the Company sells or disposes of all or substantially all of its assets.

        Mr. Lampen was also paid a cash retention bonus of $500,000 in May 2018 and a cash retention bonus of $515,000 in May 2019. Retention bonus amounts paid to Mr. Lampen remain subject to repayment to the Company upon his voluntary resignation or a termination with "cause" on or prior to March 31 of the first year following the year of payment (with respect to 100% of the payment amount) and during the period from April 1 through March 31 of the second year following the year of payment (with respect to 50% of the payment amount). Upon termination of employment without "cause", or a resignation after a change in control (including the Merger), Mr. Lampen is relieved of any repayment obligation in respect of the $765,000 of retention bonus amounts which are otherwise subject to repayment as of September 9, 2019.

        In addition, Mark E. Andrews, III, the Company's Chairman, has an employment agreement with the Company that provides for the payment of severance compensation in the event of a termination of his service. Pursuant to such employment agreement, the Company may terminate the employment of the Chairman at any time. In the event that the employment of Chairman is terminated by the Company, the Company shall pay to Mr. Andrews the amount of all accrued but unpaid base salary to the date of such termination, plus the amount of pay in lieu of the 180-day notice period under his employment agreement. The Company has determined that in the event of such termination, the Company shall pay Mr. Andrews a severance payment and benefits with a value in an aggregate amount (including health and welfare benefits and which may include an amount determined by the Board in its discretion) not to exceed approximately $223,000.

  Termination Without Cause

        Per the employment agreements, "cause" is defined as the executive's (i) having committed in the performance of his or her duties under the agreement one or more acts or omissions constituting fraud, dishonesty, or willful injury to the Company which results in a material adverse effect on the business, financial condition or results of operations of the Company, (ii) having committed one or more acts constituting gross neglect or willful misconduct which results in a material adverse effect on the business, financial condition or results of operations of the Company, (iii) breach of his or her fiduciary duties, (iv) failure to substantially perform assigned duties relating to executive's performance under the agreement (other than any such failure owing to the executive becoming disabled as reasonably determined by a majority of the Company's compensation committee and, in all cases except for Mr. Lampen, after consultation with the Company's chief executive officer), (v) conviction of, or the entry by the executive of any plea of guilty or nolo contendere to, any felony, or (vi) material breach of any provision of the employment agreement as reasonably determined by the Company's compensation committee and, in all cases except for Mr. Lampen, after consultation with the Company's chief executive officer, subject to a thirty (30) day cure period.

  Termination by Employee with Good Reason

        Per the agreement for Mr. Lampen, "good reason" means a termination by executive of such executive's employment within sixty (60) days after, without his consent (i) a material diminution of his title, duties or responsibilities as provided in the agreement, including without limitation, the failure to elect or re-elect him as President and Chief Executive Officer of the Company or as a member of the Board, or the removal of Mr. Lampen from such position, (ii) any material diminution in his base salary from that in effect on the effective date of the agreement or the most recent anniversary thereof, (iii) relocation by the Company of his primary office to any location more than fifty (50) miles away from Miami, Florida or (iv) the Company's material breach of any provision of the employment agreement; provided, however, good reason shall only occur if Mr. Lampen gives the Company sixty (60) days' prior notice of his intent to terminate his employment setting forth with reasonable specificity the event that constitutes "good reason," which written notice, to be effective, must be provided to the Company within sixty (60) days of his knowledge (whether actual or constructive, including, without limitation, knowledge that Mr. Lampen would have reasonably obtained after making due and appropriate inquiry) of such event.

        Per the agreements for Messrs. Glover, Spillane, Small and Ms. Peña, "good reason" means a termination by executive of such executive's employment within sixty (60) days after (i) any material diminution in the nature, title, base salary, target incentive bonus opportunity as a percentage of base salary or status of such executive's job responsibilities from those in effect on the effective date of executive's employment agreement or the most recent anniversary thereof, (ii) relocation by the Company of the executive's office to any location not within fifty (50) miles from executive's principal place of employment in New York City as of the effective date of the executive's employment agreement or (iii) the Company's material breach of any provision of the executive's employment agreement which is not cured within thirty (30) days after written notice thereof from executive to the Company.

        Also, certain of the Company Stock Option and Company Restricted Stock Award agreements contain clauses that provide that in the event of a change in control of the Company, or upon the termination of the grantee without cause or for good reason, all Company Stock Options or Company Restricted Stock Awards under such an agreement become fully vested.

  Golden Parachute Compensation—Quantification of Potential Payments to the Company's Executive Officers in Connection with the Offer and Merger

        This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of the "named executive officers" disclosed in the Company's Form 10-K/A filed on July 29, 2019. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to the named executive officers.

        To the extent that the terms of any of the named executive officers' compensation arrangements are described above in "—Employment Arrangements in Connection with a Change in Control and Termination" of this Statement, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer's golden parachute compensation as of September 9, 2019, calculated in accordance with the SEC's rules on disclosing golden parachute compensation, assume the following:

  •
  consummation of the Transaction constitutes a change in control for purpose of the applicable compensation plan or agreement;

  •
  the change in control was consummated on September 9, 2019, the latest practicable date prior to the filing of this Statement;

  •
  each named executive officer's employment is terminated without "cause" or with "good reason" immediately following the change in control; and

  •
  the value of the vesting acceleration of the named executive officers' equity awards is calculated using the per share Offer Price of $1.27 and the number of such executive officer's outstanding unvested equity awards as of September 9, 2019.

        The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Statement. As a result, the transaction-related compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

	Golden Parachute Compensation
Executive Officer	Severance Payment ($)(1)	Value of Health Benefits ($)(2)	Benefit of Acceleration for Vesting of Stock Options and Restricted Stock Awards ($)(3)	Total($)
Richard J. Lampen	515,000	—	55,500	570,500
Alfred J. Small	815,474	62,928	275,675	1,154,077
John S. Glover	1,020,608	44,160	401,538	1,466,306
T. Kelley Spillane	886,796	62,928	275,675	1,225,399
Alejandra Peña	298,850	26,448	230,038	555,336

(1)
Cash severance payments are payable on a "double-trigger" basis, subject to the effectiveness of a release of claims against the Company, and would be made in a lump sum on a termination without "cause" or for "good reason" within 24 months following a change in control, as described above. For each of Messers. Small, Glover and Spillane, such payments include the value of car allowance payments equal to $14,400, $18,900, and $14,400, respectively. Mr. Lampen is not currently paid a base salary but did receive a retention bonus of $515,000 from the Company in 2019 as described above, and as a result the amount of his cash severance is equal to the amount of such bonus. Additionally, as described above, upon a termination of employment without "cause," or a resignation after a change in control (including the Merger), Mr. Lampen is relieved of the obligation to repay any portion of his outstanding retention awards that are otherwise still subject to a repayment obligation, the value of which repayment obligation is $765,000 as of September 9, 2019.

(2)
Estimated using the value of COBRA payments at the rates in effect as of September 9, 2019. Such benefits are "double-trigger" and are subject to the same conditions as the cash severance payment described above.

(3)
As described in more detail above in "—Effect of the Merger on Outstanding Company Stock Options" and "—Effect of the Merger on Outstanding Restricted Stock Awards" of this Schedule 14D-9, the amounts in this column represent the aggregate pre-tax amounts payable to each named executive officer in respect of accelerated vesting and payment for unvested equity awards pursuant to the Merger Agreement as a result of the Merger on a "single-trigger" basis.

  With respect to unvested Company Stock Options, the estimated amount of benefit was calculated by multiplying the number of options that would accelerate vesting upon the termination circumstance indicated by the difference between the per share Offer Price of $1.27 and the exercise price of the Company Stock Options. With respect to Company Restricted Stock Awards, the value was calculated by multiplying the per share Offer Price of $1.27 by the number of Restricted Stock Awards.

        The foregoing summaries of the change in control and termination provisions in the employment agreements of Messrs. Lampen, Small, Glover, Spillane and Peña do not purport to be complete and are qualified in their entirety by reference to such employment agreements, which are filed as Exhibits (e)(14)-(e)(18), (e)(19), (e)(20), (e)(21), (e)(22) and (e)(23), respectively, and are incorporated herein by reference.

  Potential for Future Arrangements

        To the Company's knowledge, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein, between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, the Offeror, any of their respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding. In addition, although such other arrangements have not, to the Company's knowledge, been entered into as of the date of this Schedule 14D-9, it is possible that members of the Company's current management team will enter into new employment or compensation arrangements with the Surviving Corporation. Any such other arrangements will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

  Employee Benefits

        For the period commencing at the Effective Time and continuing through the end of Parent's fiscal year, Parent will cause the Surviving Corporation and each of its subsidiaries to provide the Company employees who remain employed by the Surviving Corporation and its subsidiaries immediately after the Effective Time, which may include one or more of the Company's current executive officers, with (x) annual base salary or wage level no less favorable than that provided immediately prior to the Effective Time and (y) employee benefits (excluding any equity-based, non-recurring or transaction-related compensation, or any retiree healthcare or defined benefit retirement benefits) that are, in the aggregate, no less favorable than, as determined in Parent's sole discretion, either those provided to (i) similarly situated employees of Parent or (ii) by the Company immediately prior to the Effective Time.

        With respect to any "employee benefit plan" as defined in Section 3(3) of ERISA maintained by Parent or any of its subsidiaries, excluding any (i) retiree healthcare plans, (ii) defined benefit retirement plans or programs, (iii) frozen or grandfathered programs and (iv) equity compensation arrangements, in each case, maintained by Parent or any of its subsidiaries in which any continuing Company employee (which may include one or more of the Company's current executive officers) will participate on or after the Effective Time, Parent will, or will cause the Surviving Corporation to use commercially reasonable efforts to, credit all service with the Company or any of its subsidiaries, as the case may be as if such service were with Parent for all purposes in such Parent benefit plans; provided that such service will not be credited to the extent that: (i) such crediting would result in a duplication of benefits; or (ii) such service was not credited for the same purposes under the corresponding Company employee plan.

  Director Compensation

        The Company's employee directors are not paid for their service on the Board and only receive compensation as employees. The current compensation of the Company's non-employee directors is as set forth in the Company's Form 10-K/A filed on July 29, 2019, which is incorporated herein by reference and also summarized in the following table:

Type of Compensation	Amount($)
Annual director retainer (paid quarterly)	25,000
Additional annual retainer for committee participants, except chairs (paid quarterly)	2,500
Additional annual retainer for committee chairs (paid quarterly)	5,000
Additional annual retainer for the lead independent director (paid quarterly)	25,000
Grant of restricted shares of Company common stock upon initial election	50,000 shares
Grant of restricted shares of Company common stock for Board service (per director, per year)	15,000 shares
Reimbursement of expenses related to Board attendance	Reasonable expenses reimbursed as incurred

  Indemnification of Directors and Officers.

        Castle Brands is incorporated under the laws of the State of Florida. Section 607.0831 of the FBCA provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act regarding corporate management or policy unless (1) the director breached or failed to perform his or her duties as a director and (2) the director's breach of, or failure to perform, those duties constitutes (a) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (b) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (c) a circumstance under which the liability provisions of Section 607.0834 of the FBCA are applicable, (d) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct, or (e) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A judgment or other final adjudication against a director in any criminal proceeding for a violation of the criminal law estops that director from contesting the fact that his or her breach, or failure to perform, constitutes a violation of the criminal law; but does not estop the director from establishing that he or she had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

        Under Section 607.0850 of the FBCA, a corporation has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

        In addition, under Section 607.0850 of the FBCA, a corporation has the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

        Under Section 607.0850 of the FBCA, the indemnification and advancement of expenses provided pursuant to Section 607.0850 of the FBCA are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was unlawful; (b) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (c) in the case of a director, a circumstance under which the above liability provisions of Section 607.0834 are applicable; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

        Section 607.0850 also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of Section 607.0850.

        Article VII of the Company's articles of incorporation and Article VIII of the Company's bylaws provide for indemnification of the Company's directors and officers to the fullest extent permitted by law, as now in effect or later amended. Article VII of the Company's articles of incorporation provides that expenses incurred by a director or officer in defending a civil or criminal action, suit, or proceeding may be paid by the Company in advance of a final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the advanced amount if he or she is ultimately found not to be entitled to indemnification.

        The Company has entered into indemnification agreements with all of the Company directors and executive officers whereby it has agreed to indemnify, and advance expenses to, such persons to the fullest extent permitted by applicable law. Each indemnification agreement also establishes processes and procedures for indemnification claims, advancement of expenses and other determinations with respect to indemnification.

        The Company currently maintains liability insurance for each of the Company's directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, it is the position of the SEC that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

        Pursuant to the Merger Agreement, Parent and the Company have agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses) now existing in favor of the current or former directors or officers of the Company and its Subsidiaries (the "Indemnified Parties") as provided in their respective organizational documents and any indemnification or other agreements of the Company and its subsidiaries as in effect on the date of the Merger Agreement (an "Indemnification Agreement") will be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and will survive the Merger and continue in full force and effect in accordance with their terms for a period of six (6) years from the Effective Time, and any claim made pursuant to such rights within such six (6) year period will continue to be subject to this provision and the rights provided under this provision until disposition of such claim. Further, the provisions in the Surviving Corporation's organizational documents with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers must be no less favorable to such directors and officers than such provisions contained in the Company's organizational documents in effect as of the date of the Merger Agreement, which provisions may not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

        In addition, the Merger Agreement requires Parent to maintain, or cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in effect for at least six (6) years from the Effective Time the current policies of the directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company (provided that Parent or the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to any beneficiary thereof) with respect to matters existing or occurring at or prior to the Effective Time and from insurance carriers having at least an "A" rating by A.M. Best with respect to directors' and officers' liability insurance. At the Company's option, the Company may purchase from insurance carriers with comparable credit ratings, prior to the Effective Time, a six-year prepaid "tail policy" providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including the Transaction and from insurance carriers having at least an "A" rating by A.M. Best with respect to directors' and officers' liability insurance. In the event the Company elects to purchase such a "tail policy", the Surviving Corporation must (and Parent must cause the Surviving Corporation to) maintain such "tail policy" in full force and effect and continue to honor their respective obligations thereunder. Parent has agreed to honor and perform under, and to cause the Surviving Corporation to honor and perform under, all indemnification agreements entered into by the Company or any of its subsidiaries with any Indemnified Party.

  Section 16 and Rule 14d-10 Matters

        Prior to the closing of the Offer or Effective Time, as applicable, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of shares of Company Common Stock (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the Transaction by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

        Prior to the closing of the Offer or the Effective Time, as applicable, the Company's compensation committee will cause each Company Employee Plan (as defined in the Merger Agreement) or any other arrangement pursuant to which consideration is payable to any officer, director, independent contractor, consultant or employee who is a holder of any security of the Company to be approved by the Company's compensation committee (comprised solely of "independent directors") in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the nonexclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

        The Board has unanimously (i) determined that the Merger Agreement, the Offer and the Merger, taken together, are at a price and on terms that are fair to, advisable and in the best interests of Castle Brands and its shareholders, (ii) adopted resolutions approving and declaring advisable the execution, delivery and performance of the Merger Agreement, including the Offer, the Top-Up Option and the Merger, and the transactions contemplated by the Merger Agreement, (iii) directed that the Merger Agreement be submitted to a vote of shareholders of Castle Brands for adoption at a meeting of shareholders, if required by applicable law, and (iv) determined to recommend that the shareholders of Castle Brands tender their shares of Company Common Stock in response to the Offer, and, if required by applicable law, approve the Merger Agreement (including the Articles of Merger) and the Merger, in each case subject to the terms and conditions set forth in the Merger Agreement.

        Accordingly, for the reasons described in more detail below, the Board unanimously recommends that its shareholders accept the Offer and tender their shares of Company Common Stock in the Offer, and, if required by applicable law, approve the Merger Agreement and the Merger.

Background of the Offer and Reasons for Recommendation.

  Background of the Offer and the Merger.

        The following chronology summarizes the key meetings, conversations and events between the Company and its representatives and Pernod Ricard and its representatives that led to the signing of the Merger Agreement and the Offer. The following chronology does not purport to catalogue every conversation among Pernod Ricard and the Company and their representatives.

        The terms and conditions of the Merger Agreement and related agreements are the result of arm's-length negotiations between the Company and Pernod Ricard, involving two processes that spanned in the aggregate over two and one half years and that developed among eight companies, one of which was Pernod Ricard, that expressed interest in acquiring all, substantially all or a significant portion of the Company. We refer to the other seven companies as Company One, Company Two, Company Three, Company Four, Company Five, Company Six and Company Seven.

        The Board, with the assistance of the Company's senior management and its advisors, regularly reviews the near-term and long-term strategy, performance, positioning, and operating prospects of the Company with a view toward enhancing shareholder value. These reviews have included, from time to time, consideration of potential strategic alternatives and other enhancements to the Company's business plan.

        In July 2016, the Company began discussions with Perella Weinberg Partners LP ("Perella Weinberg"), an investment banking firm with expertise in the spirits industry. In October 2016, Perella Weinberg raised the possibility of a potential strategic transaction involving Company One, a company with which the Company has a commercial relationship, as a potential buyer, seller or strategic partner. In those discussions, Perella Weinberg also noted that certain major players in the spirits industry could potentially have an interest in acquiring the Company, including Pernod Ricard and Company Two.

        On November 5, 2016, Perella Weinberg signed a non-disclosure agreement ("NDA") with the Company. This led to more extensive discussions with Perella Weinberg, including with respect to preliminary perspectives on potential valuation of the Company and possible strategic alternatives.

        In late 2016, Company One contacted the Company's Chief Executive Officer to suggest that the Company consider a potential combination between the Company and Company One. The Company's management considered the idea in early 2017, but concluded that Company One did not have the scale or resources to support such a transaction. Accordingly, further preliminary discussions between the Company and Company One were not pursued at that time.

        On April 19, 2017, the Board held a special meeting with representatives of Perella Weinberg and Holland & Knight LLP ("H&K"), the Company's outside legal counsel, present. At the meeting, H&K discussed the legal framework governing the Board's consideration of acquisition proposals and gave a presentation on the directors' general fiduciary duties, heightened duties in a change of control context and the level of scrutiny by courts of a sale transaction under Florida law. Perella Weinberg discussed its experience in the spirits industry, as well as the mergers and acquisition environment existing at the time, certain preliminary perspectives on potential valuation of the Company and the process and timeline for exploring the potential sale of the Company. The Board authorized the engagement of Perella Weinberg to act as the Company's exclusive financial advisor in connection with a potential merger or sale of the Company and directed Perella Weinberg to contact Pernod Ricard, Company Two and certain other companies approved by the Company's management on a confidential basis to gauge interest in the Company. Following the Board meeting on April 19, Perella Weinberg contacted each of Pernod Ricard and Company Two to gauge their interest in the Company.

        Between April 2017 and September 2017 (and also in June 2018 and June 2019), Perella Weinberg, as previously authorized, also contacted a total of eleven other companies, including Company One in September 2017, Company Three in May 2017, Company Four in April 2017, Company Five in July 2017 and Company Six in June 2018. The Company was contacted by a twelfth company, Company Seven, in June 2019. Of these twelve other companies, ten signed NDAs with the Company and received a confidential investment document ("CIM") containing information about the Company, and eight requested and were granted access to the Company's virtual data room ("VDR") set up for due diligence purposes. Three of these companies later met with the Company's management and three of these companies (including Company Three, jointly with Pernod Ricard) later submitted written proposals for a strategic transaction involving the Company.

        On April 21, 2017, Perella Weinberg engaged Sullivan & Cromwell ("S&C") to act as its legal advisor in connection with a potential strategic transaction involving the Company.

        On April 26, 2017, Bloomberg News reported that the Company was weighing a potential sale of its business. The Company's management and its advisors discussed how this leak effectively put all potentially interested parties on notice that the Company was evaluating strategic transactions.

        On May 3, 2017, Pernod Ricard signed an NDA with the Company and received a CIM. On May 4, 2017, Perella Weinberg held a meeting with representatives of Pernod Ricard in Paris, France to discuss the CIM.

        On May 9, 2017, Company Two signed an NDA with the Company and received a CIM. That same day, Perella Weinberg hosted a meeting with representatives of Company Two to discuss the CIM. Company Two did not request access to the VDR and was not granted access to the VDR.

        On May 15, 2017, Perella Weinberg provided Pernod Ricard and Company Two with a bid instruction letter, requesting that preliminary indications of interest be submitted by June 1, 2017.

        Towards the end of May 2017, Pernod Ricard told Perella Weinberg that it would not be able to submit an indication of interest by the June 1 deadline. Separately, Company Two told Perella Weinberg that it did not intend to submit an indication of interest by the proposed June 1 deadline.

        On May 31, 2017, Perella Weinberg contacted Company Three to gauge its interest in a potential strategic transaction with the Company.

        On June 15, 2017, Company Three indicated to Perella Weinberg that it would be interested in pursuing a joint acquisition of the Company with Pernod Ricard, a transaction in which Pernod Ricard would acquire the Company's assets relating to the Jefferson's bourbon whiskey products (collectively, the "Jefferson's Assets") and Company Three would acquire the assets relating to the Goslings rum and ginger beer products (collectively, the "Goslings Assets") and all other non-Jefferson's Assets (together with the Goslings Assets, the "Non-Jefferson's Assets"). The transaction would be structured as a merger of a wholly-owned subsidiary of Company Three with and into the Company, with the Company surviving as a wholly-owned subsidiary of Company Three. Immediately following the closing of such merger, Company Three would sell the Jefferson's Assets to Pernod Ricard. Perella Weinberg thereafter reported Company Three's interest to the Company's management, who instructed Perella Weinberg to continue discussions with Company Three if they entered into an NDA.

        On June 19, 2017, Company Three signed an NDA with the Company and received a CIM. On June 23, 2017, Perella Weinberg hosted a meeting with Company Three to discuss the CIM and to convey to Company Three that the Company would be willing to consider a joint proposal from Company Three and Pernod Ricard.

        On July 8, 2017, each of Pernod Ricard and Company Three and their respective advisors were granted access to the VDR.

        On July 19, 2017, the Company held a conference call with representatives of Company Three to discuss certain of the Goslings Assets and the related supply chain.

        On August 7, 2017, Perella Weinberg and the Company held a conference call with representatives of Pernod Ricard to discuss certain of the Jefferson's Assets and the related supply chain.

        On August 11, 2017, Company Three indicated to Perella Weinberg that it was working with Pernod Ricard to develop a bourbon supply contract and was continuing to move forward with its analysis of the Goslings Assets in order to provide an indication of interest to the Company.

        On August 22, 2017, the Board held a special meeting with Perella Weinberg and H&K present. At the meeting, Perella Weinberg provided an update to the Board on the status of discussions regarding a potential strategic transaction involving the Company. Perella Weinberg noted that Company Two had declined to provide an indication of interest for the Company. Additionally, Perella Weinberg noted that Pernod Ricard was primarily interested in the Jefferson's Assets, and that Company Three was interested in pursuing an acquisition of the Company with Pernod Ricard as a partner in which it would own the Non-Jefferson's Assets. Company Three had further indicated that as part of the contemplated transaction, it would enter into a liquids supply agreement with Pernod Ricard to supply bulk bourbon to Pernod Ricard to support the Jefferson's bourbon whiskey products. Perella Weinberg had advised Company Three that the proposed three-party transaction involving a merger between Company Three and the Company and a subsequent sale of assets between Company Three and Pernod Ricard would complicate and add significant additional conditionality to the transaction, but that the Company would consider it. Perella Weinberg also told the Board that Pernod Ricard and Company Three continued to review and analyze information regarding the Company. Perella Weinberg also told the Board that other industry parties were continuing to review materials posted in the VDR.

        Between the end of August 2017 and the end of September 2017, Pernod Ricard and Company Three continued their due diligence investigation of the Company.

        On October 30, 2017, the Company's and Pernod Ricard's management teams met to discuss the Jefferson's bourbon whiskey products and the related supply chain. Over the next several months, Pernod Ricard continued its due diligence of the Company, with a particular focus on the supply chain for the Jefferson's bourbon whiskey products.

        On December 12, 2017, Perella Weinberg, as directed by the Board, met with Company Four to follow up on its previous discussion in April 2017 regarding a potential strategic transaction with the Company. Company Four then signed an NDA, received a CIM and was granted access to the VDR. On January 18, 2018, Company Four scheduled a meeting with the Company's management for February 9, 2018 to discuss the Jefferson's bourbon whiskey products and the related supply chain.

        On January 24, 2018, representatives of Pernod Ricard provided Perella Weinberg with an indicative timeline of Pernod Ricard's and Company Three's potential joint proposal for the acquisition of the Company.

        On February 6, 2018, Company Three called Perella Weinberg to inform it that it had reached an agreement in principle with Pernod Ricard on the key terms for the supply of Jefferson's bourbon whiskey and a valuation of the Jefferson's Assets. Company Three indicated that it would continue working on a proposal for the acquisition of the Company.

        On February 9, 2018, the Company and Company Four met for the previously scheduled meeting. On February 19, 2018, Company Four informed Perella Weinberg that it would not be submitting a bid for the Company, indicating that it did not believe the Company's products were sufficiently complementary to Company Four's U.S. business.

        From February 2018 through March 2018, Pernod Ricard and Company Three continued due diligence on critical valuation items related to taxes and change of control provisions in the Company's contracts.

        On May 2, 2018, Company Five contacted Perella Weinberg about its renewed interest in a strategic transaction with the Company.

        On May 4, 2018, the Board held a special meeting. At the meeting, the Company's CEO updated the Board regarding the status of discussions with each party potentially interested in a strategic transaction with the Company.

        On May 15, 2018, Company Five signed an NDA with the Company and received a CIM. Company Five did not request and was not granted access to the VDR.

        On May 22, 2018, Perella Weinberg hosted a call with Company Five to provide it with additional information on the Jefferson's bourbon whiskey products.

        On May 31, 2018, representatives of Pernod Ricard participated in a call with Perella Weinberg to provide their valuation perspectives on the Jefferson's Assets.

        On June 4, 2018, Company Five communicated to Perella Weinberg that it was not interested in pursuing an acquisition of the Company, but remained interested in purchasing the Jefferson's Assets. Company Five also stated that it would be open to a transaction with the Company involving an exchange of certain of its brands for the Jefferson's Assets.

        On June 8, 2018, Company Six signed an NDA and received a CIM. Company Six expressed an interest in potentially purchasing the Goslings Assets. On June 12, 2018, Company Six was provided additional information on the Goslings Assets.

        On June 19, 2018, the Company signed an NDA with Company Five regarding a potential exchange of certain of Company Five's brands for its Jefferson's Assets. On June 25, 2018, the Company received a CIM from Company Five relating to the brands that it would be willing to offer in the proposed exchange.

        On July 3, 2018, Company Six submitted an indication of interest for Gosling-Castle Partners Inc. ("GCP"), the strategic export venture with the Goslings family that is owned 80.1% by the Company and 19.9% by the Goslings family and includes the Goslings Assets. Company Six's indication of interest implied a total enterprise value of GCP in the range of $90 million to $110 million.

        On July 18, 2018, Company Six was granted access to the VDR, which by that point included additional information on the Goslings Assets.

        Also on July 18, 2018, the Company submitted an indication of interest to Company Five to purchase certain of its brands for a combination of cash consideration, common stock of the Company and the Jefferson's Assets.

        On July 25, 2018, Company Five granted the Company access to Company Five's own VDR relating to Company Five's proposed sale or exchange of certain of its brands. That same day, the Company met with Company Five in New York City for a management presentation by Company Five.

        On August 2, 2018, the Company informed Company Five that it would be interested in pursuing a transaction that included only some of Company Five's brands being offered for sale.

        On August 30, 2018, Pernod Ricard and Company Three submitted a written non-binding letter of intent ("LOI") to the Company. The LOI proposed three separate and mutually exclusive transactions that Pernod Ricard and/or Company Three would be willing to complete with the Company. In the first proposed transaction, Company Three would purchase all of the outstanding shares of common stock of the Company at a purchase price of $1.46 per share. Immediately following the closing of such transaction, Company Three would sell the Jefferson's Assets to Pernod Ricard. The first proposal reflected an enterprise value for the Company of $331.4 million. In the second proposed transaction, Pernod Ricard would purchase the Jefferson's Assets from the Company for approximately $170 million in cash on a debt-free and cash-free basis. In the third proposed transaction, Company Three would acquire the Non-Jefferson's Assets for approximately $139.2 million in cash on a debt-free and cash-free basis. If the Company decided to enter into the first or second transaction, Pernod Ricard and Company Three would enter into a liquids supply agreement under which Company Three would supply liquids to Pernod Ricard for use in the production of the Jefferson's bourbon whiskey products. In the LOI, Pernod Ricard indicated that its exclusive financial advisor was Bank of American Merrill Lynch ("BAML") and its legal advisor was Debevoise & Plimpton LLP ("Debevoise"). That same day, Perella Weinberg held a conference call with BAML to receive additional clarification on the terms of the LOI. The Company's stock price closed at $1.14 per share on the NYSE American on August 30, 2018.

        On August 31, 2018, Perella Weinberg, as directed by the Board, informed Company Five that the Company had received a proposal for a cash merger and invited Company Five to make a proposal for an acquisition of the Jefferson's Assets or 100% of the Company's outstanding common stock.

Company Five indicated that it remained interested in only the Jefferson's Assets but did not submit a proposal to acquire those assets. Following this conversation, neither Perella Weinberg nor the Company had further discussions with Company Five with respect to a potential transaction.

        On September 7, 2018, the Board held a special meeting with Perella Weinberg and H&K present. Prior to the meeting, the Board had received copies of Pernod Ricard's and Company Three's LOI, and a presentation prepared by H&K relating to the directors' fiduciary duties in connection with a sale of the Company or a significant portion of its assets. At the meeting, H&K discussed the legal framework governing the Board's consideration of the proposal and gave a presentation of the directors' general fiduciary duties, heightened duties in a change of control context and the level of scrutiny by courts of a sale transaction under Florida law. Perella Weinberg provided an update to the Board regarding the process leading up to the LOI, including an overview of potentially interested parties contacted during the process and a timeline of events, and reviewed certain of the Company's financial metrics. Perella Weinberg also discussed its perspectives on the valuations of the Jefferson's Assets and the Non-Jefferson's Assets and the valuation of the Company as a whole that were implicit in the LOI. At the meeting, the Board authorized management to respond to the LOI, indicating its interest only in the proposed merger, and to negotiate for an increase in the price per share being offered. The Company's CEO noted that if the price offered by Pernod Ricard and Company Three was increased to an acceptable level, he would recommend entering into an exclusivity agreement for a period of up to 30 days during which the parties could complete due diligence and negotiate a definitive agreement for the proposed transaction. The Company's stock price closed at $0.98 per share on the NYSE American on September 7, 2018.

        During the second week of September 2018, the Company's management responded to the LOI with revisions to the proposal and orally communicated to Pernod Ricard and Company Three that the per share price would need to be raised in order for the Board to be supportive of the proposed deal.

        On September 19, 2018, Pernod Ricard and Company Three submitted a revised, written non-binding LOI for the Company, increasing the purchase price to $1.53 per share and providing for a merger with Company Three followed immediately by a back-to-back sale of the Jefferson's Assets to Pernod Ricard. In the revised LOI, Pernod Ricard and Company Three indicated they were open to a two-step transaction involving a cash tender offer from the buyer's wholly-owned subsidiary followed by a back-end "short form" merger. In the revised LOI, Pernod Ricard and Company Three requested the exclusive right to negotiate the transaction with the Company for 30 days with the possibility of up to two 15-day extensions so long as Pernod Ricard and Company Three continued to have good faith negotiations with the Company.

        On September 21, 2018, the Company's management responded to the revised LOI by accepting the price of $1.53 per share and making certain revisions to the exclusivity and other provisions. On September 21, 2018, the Company's stock price closed at $0.97 per share on the NYSE American.

        Between September 21, 2018 and September 28, 2018, discussions and negotiations between the parties continued with respect to the non-economic terms of the LOI.

        On September 28, 2018, Pernod Ricard, Company Three and the Company executed the LOI. The September 28 LOI indicated that the $1.53 per share purchase price implied an increase of approximately 5% over the enterprise value supporting Pernod Ricard's and Company Three's August 30 offer and was derived from an enterprise value of $347.4 million for the Company. The September 28 LOI also noted that the per share purchase price represented a 51% premium over the closing price of the Company's common stock on the NYSE American on September 18, 2018 of $1.01 per share and a 32% premium over the three-month volume weighted average price. The LOI indicated that Pernod Ricard and Company Three would finance the transaction with cash on hand and with funds from existing credit facilities. The LOI provided Pernod Ricard and Company Three with the exclusive right to negotiate the transaction with the Company for 30 days with the possibility of up to two 15-day extensions upon mutual agreement of the parties. The Company's stock price closed at $1.07 per share on the NYSE American on September 28, 2018.

        From October 2018 through the end of November 2018, Pernod Ricard and Company Three conducted extensive due diligence with the Company's management and Perella Weinberg. The Company arranged with representatives of the Goslings family to have two separate meetings in Bermuda with Company Three to discuss changes to certain corporate and commercial agreements involving the Company and the Goslings family (the "Amendments to the Goslings Agreements") in connection with a potential acquisition.

        On October 1, 2018, the Company's management and Perella Weinberg held an internal call to discuss upcoming due diligence that would be conducted with Pernod Ricard, Company Three and their legal advisors and the participation of representatives of the Goslings family in due diligence and negotiations.

        On October 10, 2018, the Company's management and Perella Weinberg held a conference call with Company Three and its legal counsel to discuss the Amendments to the Goslings Agreements.

        On October 16, 2018, H&K and the Company received from Debevoise an initial draft of a merger agreement for the transactions contemplated by the September 28, 2018 LOI, which among other matters, included separate representations with respect to the Jefferson's Assets and the Non-Jefferson's Assets, as well as from the Company on a consolidated basis. The draft contemplated that all officers and directors of the Company would tender and vote their shares in the transaction pursuant to a tender and support agreement (the "Support Agreement"). The draft conditioned the merger with Company Three on the completion of the sale to Pernod Ricard of the Jefferson's Assets. The Merger Agreement also contemplated an equity commitment letter from Company Three and debt commitment letter from Pernod Ricard to fund the transaction. The Merger Agreement proposed a termination fee of 6% of the equity value of the Company, which would be payable by the Company if it terminated the Merger Agreement for a superior proposal or if the Board changed its recommendation with respect to the transaction and Company Three elected to terminate the Merger Agreement. The Merger Agreement also required the Company to pay the out-of-pocket expenses of Company Three and Pernod Ricard and their respective affiliates (subject to an unspecified cap) in the event the Merger Agreement was terminated due to the Company's shareholders not approving the Merger in a shareholder vote.

        Between October 26, 2018 and November 4, 2018, the Company, Pernod Ricard, Company Three and their respective counsel continued to negotiate the Merger Agreement and the asset purchase agreement between the Company, Company Three and Pernod Ricard governing the terms of the sale of the Jefferson's Assets by Company Three to Pernod Ricard at the closing of the Merger.

        On October 31, 2018, the Company extended Pernod Ricard's and Company Three's exclusivity period through November 15, 2018 (which was subsequently extended through November 30, 2018).

        During the first two weeks of November 2018, Company Three, Company Three's legal counsel, the Company and H&K negotiated a set of amendments to the existing agreements with the Goslings family. The Company's management discussed the amendments with representatives of the Goslings family. During this time, Company Three informed the Company's management that Company Three would require as a condition to signing the Merger Agreement that the amendments also be signed. In response, the Company's management asked Company Three to confirm that it remained interested in the transaction contemplated by the LOI and had sufficient funds and resources to complete the merger.

        Also during early November 2018, the Company's management, Perella Weinberg, H&K and S&C held due diligence calls with Pernod Ricard, Company Three and their advisors.

        In mid-November 2018, Company Three communicated to Perella Weinberg that it was proposing to revise its per share purchase price from $1.53 to $1.48 based on a number of factors, including some unexpected costs and liabilities discovered in its due diligence investigation of the Company.

        On November 18, 2018, Company Three's legal counsel and Debevoise sent H&K and the Company further revised drafts of the Merger Agreement and the purchase agreement for the Jefferson's Assets.

        On November 26, 2018, H&K and the Company sent a revised asset purchase agreement to Debevoise and Company Three's legal counsel.

        On November 30, 2018, Company Three provided the Company with written notice that it was no longer interested in pursuing an acquisition of the Company, thereby ending the consideration of a three-party transaction involving the Company, Pernod Ricard and Company Three.

        Also on November 30, 2018, the Company granted Company One access to the VDR to conduct diligence on the Non-Jefferson's Assets.

        On December 3, 2018, Pernod Ricard submitted an offer to acquire only the Jefferson's Assets for a purchase price of $186 million in cash on a debt-free and cash-free basis. After discussions with the Company's management, Perella Weinberg responded to the offer by telling Pernod Ricard that the Company was not interested in a transaction for the Jefferson's Assets only.

        On December 10, 2018, the Board held a special meeting with H&K present. The Company's CEO provided an update on the status of the strategic transaction discussions. The Company's CEO noted that after an extensive, lengthy marketing process and protracted negotiations with Pernod Ricard and Company Three, Company Three had notified the Company that it would not proceed. The Company's CEO stated that limited negotiations with Company One were ongoing, but it was unlikely that Company One would make an offer. Because there were no likely buyers for the Company at the time, the Company's CEO recommended to the Board that it terminate the engagement letter with Perella Weinberg, noting that the engagement letter contained a 12-month tail period in which a fee to Perella Weinberg could become payable under certain circumstances. The Company's CEO also noted that notice would be given to Company One, Company Three and Pernod Ricard to return or destroy the confidential information provided to them. The Board then approved the termination of the engagement of Perella Weinberg. One of the directors inquired about the potential sale of the Jefferson's Assets as consideration for the purchase of other brands. Members of management and the Board discussed this idea, but the Board determined not to pursue it. The Company's CEO noted that the Company would consider acquiring other brands.

        In late February 2019, the Company's CEO and the Company's Chairman met with Pernod Ricard's Group Strategy and M&A Director. At this meeting, Pernod Ricard's Group Strategy and M&A Director maintained that Pernod Ricard was only interested in purchasing the Jefferson's Assets and, as an alternative to an outright purchase, proposed a transaction in which the Company contributed the Jefferson's Assets into a joint venture with Pernod Ricard. This was the first interaction between the Company and Pernod Ricard since December 2018.

        On March 6, 2019, Company One was granted access to the VDR to conduct due diligence after once again expressing interest in a potential acquisition of the Company. On April 16, 2019, Company One sent an issues list containing the material amendments to the corporate and commercial agreements with the Goslings family that would be required in connection with a potential transaction.

        In April 2019, in a conversation between Pernod Ricard's Group Strategy and M&A Director and a representative of Perella Weinberg, the Group Strategy and M&A Director indicated that Pernod Ricard was now seriously exploring the possibility of making an offer to purchase the whole Company, not only the Jefferson's Assets. Driven by this expanded interest, throughout April and May 2019, the

Company and Perella Weinberg continued to have conversations with Pernod Ricard with respect to the potential acquisition of the Company.

        On May 13, 2019, representatives of Pernod Ricard met with representatives of the Company. At that meeting, representatives of the Company made clear to Pernod Ricard that the Company was not interested in pursuing a joint venture transaction with the Jefferson's Assets.

        On May 17, 2019, Company One indicated that it would not pursue an acquisition of the Company, citing a lack of financing, but was interested in a potential reverse merger with the Company.

        On May 24, 2019, the Company and Pernod Ricard entered into a new NDA, and on May 25, 2019, Pernod Ricard was granted access to the VDR to conduct due diligence for a potential acquisition of the Company.

        From late May 2019 through August 2019, Pernod Ricard continued due diligence with a focus on the Goslings Assets. During this time, Pernod Ricard and the Goslings began negotiations on the Amendments to the Goslings Agreements that Pernod Ricard considered necessary in order to proceed with the proposed acquisition. On June 13, 2019, the Board held a special meeting at which the Company's management provided an update on interactions with Pernod Ricard, Company One's interest in a reverse merger and recent internal discussions about a potential sale of certain of the Company's non-core brands, such as its Irish whiskey brands.

        On June 21, 2019, Company One submitted a term sheet to the Company indicating the terms of a proposed reverse merger with and into the Company. The term sheet proposed that the Company's shareholders would own 35% of the combined company based on the parties' relative contributions. The Company's stock price closed at $0.52 per share on the NYSE American on June 21, 2019.

        On June 24, 2019, the Company's Chairman and the Company's Chief Operating Officer and representatives of Pernod Ricard's management met in Paris, France to discuss the Goslings Assets, business strategy and the Amendments to the Goslings Agreements.

        In late June 2019, Company Seven expressed interest in a potential acquisition of the Company. Company Seven requested and was granted access to the VDR and signed a confidentiality agreement with the Company.

        On June 28, 2019, the Board held a regular meeting with Perella Weinberg present. At the meeting, the Company's Chairman and the Company's COO discussed with the Board an ongoing initiative to consider the divestiture of certain of the Company's non-core brands. The Company's COO noted that the purpose of such divestiture would be to allow the Company's management and the salesforce to concentrate on growing core brands, such as the Jefferson's and Goslings products, while also generating funds to retire debt. The Company's CEO then provided an update on the status of negotiations with third parties regarding a strategic transaction. The Company's CEO informed the Board that discussions with Pernod Ricard and Company One continued. Perella Weinberg informed the Board that Pernod Ricard was considering a purchase of the entire Company, subject to Company Three agreeing to provide additional bourbon inventory for the Jefferson's bourbon whiskey products and the Amendments to the Goslings Agreements. The Company's CEO stated that Pernod Ricard had verbalized a purchase price of $1.25 per share, subject to negotiation of definitive agreements and further due diligence. Perella Weinberg said that Pernod Ricard had on several occasions noted that the significant decline in the Company's stock price since the prior process in the Fall of 2018 would be a factor in its valuation. The Company's Chairman noted that the board of Pernod Ricard would be meeting in July and could potentially consider approving an acquisition of the Company at that time. The Company's CEO noted that there were continued discussions with Company One scheduled for early July, but that Company One had so far been unable to obtain the necessary financing to make a cash offer for the acquisition of the Company. The level of interest of Company Seven in the Company was also discussed. The Company's management provided the Board with certain prospective internal financial statements and analyses, and forecasts, including financial projections prepared by the Company's management relating to the Company for the fiscal years ending 2020 through 2022 (the "Company Forecasts"), as set forth under the heading titled "—Certain Prospective Financial Information (Unaudited)," in connection with the meeting and discussed the Company Forecasts with the Board. The Board directed the Company's management to make the Company Forecasts available to Parent and the Offeror as part of their due diligence of the Company, as well as to Perella Weinberg for purposes of performing its financial analysis. The Company's stock price closed at $0.46 per share on the NYSE American on June 28, 2019.

        On July 8, 2019, representatives of the Company's management met with representatives of Company One's management in New York City. The Company's management indicated that a reverse merger of Company One into the Company was not an attractive strategic option for the Company and its shareholders given that only limited cash would be returned to the shareholders. Discussions with Company One therefore ceased.

        On July 17, 2019 and July 18, 2019, representatives of Pernod Ricard's management, the Company's COO and General Counsel and the Goslings and their advisors met in Bermuda to discuss the Amendments to the Goslings Agreements. The Company's CEO subsequently advised members of the Board that it appeared the Goslings and Pernod Ricard were close to reaching a preliminary agreement on the Amendments to the Goslings Agreements.

        On July 23, 2019, Pernod Ricard and the Goslings executed a term sheet with respect to the Amendments to the Goslings Agreements that would become effective upon completion of a potential acquisition of the Company by Pernod Ricard.

        On July 24, 2019, management of Pernod Ricard informed the Company's management that the board of Pernod Ricard had met and instructed its management team to move forward with negotiating a potential acquisition of the Company. The Company's CEO advised members of the Board of the Company of this development and that he expected to receive a written proposal from Pernod Ricard in the coming days.

        In the last week of July 2019, the Company's management was advised by representatives of Perella Weinberg it had been retained by Pernod Ricard after the termination of the process in the Fall of 2018 and before the process resumed in 2019 to independently advise Pernod Ricard regarding the possible disposition of a brand that is unrelated to the potential acquisition of the Company by Pernod Ricard. As a result, the Board determined it would authorize the Company's management to re-engage Perella Weinberg as its financial advisor and also engage another financial advisor. The Company engaged Houlihan Lokey Capital, Inc. ("Houlihan") as a second financial advisor.

        On July 29, 2019, Pernod Ricard submitted to the Company a LOI to purchase all of the Company's shares of common stock, on a fully diluted basis, for a purchase price of $1.25 per share. The transaction would be structured as a tender offer for all shares of the Company's common stock, followed by a second step back-end "short-form" merger. The offer was contingent on the satisfactory completion of due diligence and the completion of forms of a merger agreement and tender and support agreement, which had been substantially fully negotiated in late 2018 prior to the termination of discussions between the Company, Pernod Ricard and Company Three. The transaction was also conditioned on simultaneous entry into the Amendments to the Goslings Agreements. The LOI proposed a 45-day exclusivity period. The LOI also contained a non-solicitation provision with a "fiduciary out" provision for the benefit of the Company and its shareholders. The LOI proposed a $20 million termination fee payment by the Company to Pernod Ricard in the event that the Company entered into an alternative transaction during the exclusivity period or during the 12-month period following the expiration of the exclusivity period.

        On July 30, 2019, the Company's management preliminarily advised members of the Board of the proposal, together with initial observations that the Board should consider countering with a higher price and a 30-day exclusivity period. The Company's management also shared with the Board its legal advisors' views that the non-solicitation, "fiduciary out" and termination fee provisions were premature for a non-binding agreement and would be more appropriate in a definitive merger agreement. The Company's management also shared the view that the $20 million termination fee, which represented approximately 9% of the proposed equity value of the transaction, was higher than a customary fee in the range of 2-5%. Members of the Board authorized the Company's management to respond to Pernod Ricard accordingly.

        Also on July 30, 2019, the Company's CEO advised the Group Strategy and M&A Director of Pernod Ricard that the Company considered the LOI to be a serious proposal and suggested that the Company's and Pernod Ricard's management teams speak in the following days. The parties agreed to speak and also to advise their respective financial advisors and legal counsel to begin speaking about financial and legal process issues.

        The Company's and Pernod Ricard's management teams met telephonically on July 31, 2019 to discuss the LOI. Specifically, the parties addressed the per share purchase price and the need for Pernod Ricard to reach agreement with the Goslings on the Amendments to the Goslings Agreements. The Company's management indicated that the per share price offered was a substantial decrease from the price of $1.53 per share in the transaction of 2018 that did not materialize. Pernod Ricard indicated that the $1.25 was the highest price that it was prepared to offer at that time. The amount of the proposed termination fee was also addressed and the Company's management expressed the view that the proposed fee was materially higher than any fee that it would consider if the transaction were to move forward. The parties agreed that the parties' legal counsel should discuss this matter.

        During the first week of August 2019, H&K and S&C spoke with Debevoise to discuss legal and process issues that needed to be addressed if the parties were to pursue a transaction. Legal due diligence was initiated using the diligence from the fall of 2018 as the starting point.

        On August 8, 2019, the Board met to discuss the LOI and the Company's management's reactions and recommendations. Perella Weinberg and Houlihan, together with S&C and H&K, attended that meeting. The Company's CEO presented the proposal to the Board. H&K then provided a presentation of the directors' fiduciary duties in connection with considering the proposal and the potential sale of the Company. Each of Perella Weinberg and Houlihan then separately discussed with the Board the proposal and certain market and financial perspectives and certain preliminary financial analyses. The Company's management confirmed to the Board that the Company Forecasts previously provided to the Board had been provided to Houlihan Lokey for purposes of performing its financial analysis.

        The Board then had an extensive discussion regarding whether the offered purchase price of $1.25 per share was attractive enough to warrant further discussions, given the price of $1.53 per share that was contemplated in the fall of 2018. The Board focused on the fact that the higher price in 2018 was likely an unrealistic number, as substantiated by the fact that Company Three had determined not to proceed with the transaction with Pernod Ricard and the Company, and the significant decline in the Company's stock price since that time.

        The Board then had an extensive discussion regarding strategic alternatives available to the Company. Perella Weinberg and legal counsel addressed the process that the Company had engaged in since 2017. The discussion focused on the extensive and thorough process that the Company and its advisors had undertaken, at the direction of the Board, since 2017 and focused on the fact that this long process had resulted in a cash offer for the entire Company from one viable acquiror, Pernod Ricard. The Board also focused on the fact that rumors had leaked into the market in 2017 that the

Company was considering strategic alternatives. This bolstered the Board's conclusion that the Company had been thoroughly "shopped" with interested parties effectively being put on notice.

        The Board then engaged in extensive discussions regarding the proposed price of $1.25 per share and the belief that Pernod Ricard would not be willing to increase its price in any material respect. After discussions, it was decided that the Company's management should counter at an initial price of $1.30 per share and offer a 30-day exclusivity period and attempt to negotiate the best deal possible under the circumstances. The Board also asked the Company's management to relay the message that the termination fee should be a reasonable amount in the range of 2-5% of the equity value of the proposed transaction, but should only be included in the definitive merger agreement. The Board asked the Company's management to prepare a revised LOI and present it to Pernod Ricard.

        On the morning of August 9, 2019, the Company's management communicated a counteroffer to Pernod Ricard's management and its financial and legal advisors. The Company proposed a purchase price per share of $1.30 per share on a fully diluted basis and a 30-day exclusivity period. The Company also stated that the definitive merger agreement would contain an appropriate termination fee provision, consistent with the Board's fiduciary duties.

        In response to this counteroffer, on August 9, 2019, Pernod Ricard's management made a counteroffer of $1.26 per share. The Company's CEO advised the Board members of the $1.26 per share counteroffer and a $1.27 per share counteroffer, with which the Board concurred. On August 9, 2019, the Company's CEO orally responded to Pernod Ricard with a counteroffer of $1.27 per share, which Pernod Ricard indicated later that day it would accept.

        H&K then revised the revised written LOI to reflect the $1.27 per share price. The revised written LOI was transmitted to Pernod Ricard's management and its financial and legal advisors on August 9, 2019.

        The parties' management teams and legal counsel continued extensive conversations and negotiations regarding the revised LOI between August 10 and August 13, 2019, and the final LOI was executed by the parties on August 13, 2019. The parties continued to work through the Amendments to the Goslings Agreements and the parties' legal counsel continued to work through diligence and process issues for the proposed transaction.

        On August 13, 2019, H&K provided comments to the latest version of the Merger Agreement that had earlier been provided by Debevoise to reflect the terms of the transaction contemplated by the new LOI. H&K, S&C and Debevoise discussed changes to various provisions in the Merger Agreement and Support Agreement during the remainder of the week. Debevoise circulated revised versions of the Merger Agreement and the Support Agreement on August 20, 2019 and H&K provided comments on August 21, 2019. Debevoise then circulated revised drafts of the Merger Agreement and Support Agreement on August 23, 2019.

        During the week of August 19, 2019, Pernod Ricard continued to have extensive discussions with the Goslings about the Amendments to the Goslings Agreements. Pursuant to such negotiations, the parties agreed that a cash payment in the amount of $4 million, before taxes, would be made to the Goslings at the closing of the Merger to resolve a dispute relating to an intercompany receivable held by GCP.

        The Merger Agreement and the Support Agreement were finalized by the parties during the weekend of August 24 and 25, 2019, except for the amount of the termination fee, and distributed to the Board on August 26, 2019 in advance of a special Board meeting scheduled for August 28, 2019 to consider final approval of the transaction. At the time of the Board meeting, through a series of offers and counteroffers, Pernod Ricard had proposed a termination fee of $12 million and the Company had proposed a termination fee of $8 million.

        The parties' legal counsel continued to finalize the disclosure letter to the Merger Agreement on August 27 and 28, 2019, and the Amendments to the Goslings Agreements were finalized on August 28, 2019. The parties also reached a final agreement that the termination fee would be $10 million, which represented approximately 4.5% of the equity value of the proposed transaction.

        The Board held a special meeting on August 28, 2019. The final Merger Agreement and Support Agreement were reviewed in detail by H&K, together with certain of the Amendments to the Goslings Agreements to which the Company would be a party. Pursuant to their terms such agreements would not be effective until the proposed Merger was consummated. If the Merger Agreement was terminated, such agreements would terminate and the terms of the current agreements with the Goslings would be unaffected.

        Perella Weinberg then presented its financial analyses and rendered the oral opinion of Perella Weinberg to the Board, subsequently confirmed by delivery of a written opinion dated August 28, 2019, that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration to be received by the holders of the Company's common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. Houlihan then reviewed and discussed its financial analyses with the Board. Thereafter, at the request of the Board, Houlihan verbally rendered its opinion to the Board (which was subsequently confirmed in writing by delivery of Houlihan's written opinion addressed to the Board dated August 28, 2019) that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration to be received by the holders of the Company's common stock in the Transaction was fair to such holders from a financial point of view.

        After a discussion of the thorough process that the Board had been through since 2017, a motion was properly made, seconded and unanimously passed to approve the Merger Agreement and the agreements and transactions contemplated therewith, and recommend that the Board recommend that the Company's shareholders accept the Offer to be made by Pernod Ricard, through Offeror, and approve a single-step merger to the extent that a shareholder vote is required. The Board also approved the entering into of the Support Agreement by the shareholders who are parties thereto. Pernod Ricard and the Company issued a joint press release on August 28, 2019, announcing the proposed transaction.

        On September 5, 2019, the Company and Parent each filed a Premerger Notification and Report Form concerning the Offer with the U.S. Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division").

        The Tender Offer was commenced by Offeror on September 11, 2019 and the Schedule 14D-9 and Schedule TO were filed on the same day.

  Reasons for Recommendation

        In evaluating the Merger Agreement and the Transaction, the Board consulted with the Company's senior management, outside legal counsel and financial advisors. In recommending that the Company's shareholders accept the Offer, tender their shares of Company Common Stock to the Offeror pursuant to the Offer and, if required by applicable law, vote their shares of Company Common Stock in favor of adoption of the Merger Agreement, the Board also considered a number of factors, including the following:

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  the Board's knowledge of the Company's business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to the Company's shareholders than any other strategic alternative reasonably available to the Company, including continuing as a stand-alone entity;

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  the risks and challenges associated with remaining an independent public company, and the potential impact of those factors on the future trading market for and trading price of the Company Common Stock;

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  the risks and uncertainties with respect to achieving the Company's long-term business plan in light of the current and foreseeable business and market conditions, which further includes the risks associated with competition from larger competitors, as well as other risks and uncertainties, including the risk factors set forth in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2019, as manifested by the Company's historical incurrence of losses;

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  the recent and historical market prices of the Company Common Stock, including the general decline in the price of the Company Common Stock over the past several years, and the fact that the $1.27 Offer Price represents a 92% premium to the closing price of shares of Company Common Stock on August 27, 2019 and a 109% premium to the Company's 30-day volume weighted average stock price through that date;

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  the Board's belief that the Offer Price compares very favorably with that of similar acquisition transactions in the Company's industry, that it had obtained Parent's best offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-share consideration reasonably obtainable;

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  the fact that the Company actively sought proposals from numerous parties over the span of two and one half years, entered into NDAs with eleven parties (not including Pernod Ricard), conducted numerous discussions regarding a variety of potential business combination transactions, and that none of those discussions resulted in actionable transactions (other than the Transaction);

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  the fact that, through negotiations with Parent, the Company and its advisors were able to obtain the increase in the Offer Price and the inclusion of provisions in the Merger Agreement that increased the likelihood of completing the Offer and consummating the Merger;

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  the fact that the Offer provides for a cash tender offer for all shares of Company Common Stock held by the Company's shareholders to be followed by the Merger, which allows the Company's shareholders to quickly realize a fair value, in cash, for their investment and provides shareholders certainty of value for their shares and does not expose them to any future risks of the business of the Company or the financial markets generally;

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  the fact that the Offer is being backed by Austin, Nichols & Co., Inc., the holding company of U.S. subsidiaries of Pernod Ricard, the second largest company in the global spirits business, and the Offer is not subject to any financing contingency or condition;

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  the Board's consideration of the Company Forecasts, which reflected certain assumptions of the Company's senior management. The Board considered the inherent uncertainty of achieving the Company Forecasts, as set forth under the heading titled "—Certain Prospective Financial Information (Unaudited)," and that, as a result, the Company's actual financial results in future periods could differ materially from the Company Forecasts;

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  the oral opinion rendered by Perella Weinberg on August 28, 2019 to the Board, which was confirmed in a written opinion dated August 28, 2019, that, as of such date and based on and subject to the factors, assumptions and limitations set forth therein, the $1.27 per share cash consideration to be received by the holders of shares of Company Common Stock pursuant to the Merger Agreement was fair to such holders from a financial point of view;

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  the oral opinion rendered by Houlihan Lokey on August 28, 2019 to the Board, which was confirmed in a written opinion dated August 28, 2019, that, as of such date and based on and subject to the factors, assumptions and limitations set forth therein, the $1.27 per share cash consideration to be received by the holders of shares of Company Common Stock in the proposed Transaction was fair to such holders from a financial point of view;

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  the Board's belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and are the product of arm's length negotiations between the Company and its advisors, on the one hand, and the Offeror and its advisors, on the other hand;

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  the fact that the Offeror must extend the Offer if, on any then-scheduled expiration date, any of the conditions to the consummation of the Offer is not satisfied and has not been waived;

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  the fact that the potential for closing in a relatively short timeframe provided by the structure of the Transaction could reduce the amount of time in which the Company's business would be subject to the potential uncertainty of closing and related disruption;

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  the fact that the Board would be permitted, in accordance with the terms of the Merger Agreement, to authorize the Company and its subsidiaries to provide information to and engage in discussions or negotiations with a third party following the receipt of a bona fide unsolicited written alternative acquisition proposal that the Board determines in good faith, after consultation with outside legal counsel and the Company's financial advisors, is reasonably likely to be consummated in accordance with its terms and is more favorable from a financial point of view to the Company's shareholders than the Transaction, and further, after consultation with its outside legal counsel, that the failure to take action with respect thereto would be inconsistent with the Board's fiduciary duties under applicable law;

  •
  the fact that, subject to compliance with the terms and conditions of the Merger Agreement (including provisions regarding payment of a termination fee), in certain circumstances, the Company may terminate the Merger Agreement in connection with a determination by the Board to enter into a transaction with a third party that is reasonably likely to be consummated in accordance with its terms and is more favorable from a financial point of view to the Company's shareholders than the Transaction, and further, after consultation with its outside legal counsel, that the failure to take action with respect thereto would be inconsistent with the Board's fiduciary duties under applicable law (a "Superior Proposal"); and

  •
  the Board's belief that the termination fee of $10,000,000 would not be a significant deterrent to competing offers to acquire the Company and that the amount of such fee was believed to be within the "market" range of termination fees payable in comparable transactions.

        The Board also considered a number of uncertainties and risks in its deliberations concerning the Transaction, including the following:

  •
  the potential disruption to the Company's business that could result from the public announcement and pendency of the Transaction, including the possible diversion of management and employee attention, potential employee attrition and the potential effect on the Company's business relationships;

  •
  the possibility that the Transaction might not be completed in a timely manner or at all due to the necessity of receiving approvals under the HSR Act, and any other applicable antitrust laws and regulations;

  •
  the fact that the Offeror is not obligated to purchase any shares of Company Common Stock in the Offer unless, among other things, the Minimum Condition has been met and certain regulatory approvals are received;

  •
  the fact that the receipt of cash consideration in the Offer or Merger, as applicable, by (1) U.S. shareholders will generally be treated as a taxable transaction and (2) non-U.S. shareholders will generally be treated as a non-taxable transaction, subject to certain exceptions;

  •
  the fact that the Company's shareholders will not participate in future growth of the Company and will not benefit from any appreciation in value of the combined company;

  •
  the fact that the Merger Agreement contains contractual restrictions on the conduct of the Company's business prior to the completion of the Transaction; and

  •
  the fact that, subject to the limitations set forth in the Merger Agreement, the Company could be required to pay a $10,000,000 termination fee in connection with the termination of the Merger Agreement and the subsequent completion of a transaction that is not a Superior Proposal, a material breach by the Company of its non-solicitation covenant, or in the event of a Company Adverse Recommendation Change, as well as the potential for such termination fee to discourage third parties from proposing a competing business combination transaction after the Merger Agreement was signed.

        The Board believed that, overall, the potential benefits of the Offer and the Merger to the Company shareholders outweighed the risks and uncertainties of the Offer and the Merger.

        The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his own personal business judgment to the process and may have given different weight to different factors. In arriving at their recommendation, the members of the Board were aware of the interests of executive officers and directors of the Company as described in Item 3 above.

Intent to Tender.

        To the Company's knowledge, after making reasonable inquiry, all members of the Board, all members of the Company's senior management and their respective affiliates currently intend to tender or cause to be tendered all shares of Company Common Stock held of record or beneficially by them pursuant to the Offer (other than shares of Company Common Stock as to which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. Certain of the Company's shareholders, including an executive officer and member of the Board, two other members of the Board and affiliated entities of a member of the Board, entered into the Tender and Support Agreement with Parent and the Offeror under which such shareholders have agreed to tender certain shares of Company Common Stock beneficially owned by them in the Offer and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The Tender and Support Agreement terminates with respect to a shareholder party thereto upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the entry without the prior written consent of such shareholder into any amendment or modification to the Merger Agreement or any waiver of any of the Company's rights under the Merger Agreement, in each case, that results in a decrease in the Offer Price or changes the form of consideration in a manner adverse to shareholders of the Company, (iv) the mutual written consent of Parent and such shareholder or (v) the occurrence of a Company Adverse Recommendation Change. As of August 28, 2019, the shares of Company Common Stock subject to the terms of the Tender and Support Agreement represented in the aggregate approximately 37% (approximately 40% on a fully-diluted basis) of the issued and outstanding shares of Company Common Stock. At a meeting on August 28, 2019, the Board approved the Tender and Support Agreement.

Certain Prospective Financial Information (Unaudited).

        The Company does not, in the ordinary course of business, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent uncertainty of projections and their underlying assumptions and estimates. However, the Company does prepare, as part of its ongoing management of the business, including for internal planning purposes, three-year projections of the Company's expected financial performance consisting of adjusted gross sales, CAMP (as defined below), EBITDA and unlevered free cash flow (as defined below).

        In preparing its three-year forecasts, the Company's management analyzes industry data and makes assumptions regarding future results that the Company's management believes to be common in the industry for assessing risks associated with the spirits business. Projections in the Company's long-term forecasts take into account certain financial, operating and commercial assumptions solely using the information available to the Company's management at the time that the forecasts are prepared.

        The Company's management provided the Company Forecasts to the Board and made available the Company Forecasts to Parent and the Offeror as part of their due diligence of the Company, as well as to Perella Weinberg and Houlihan Lokey for purposes of performing their financial analyses and rendering their opinions. In evaluating and formally taking actions with respect to the Transaction, the Board discussed with each of Perella Weinberg and Houlihan Lokey its financial analysis supporting its opinion, which was based on the Company Forecasts. The Company Forecasts were based on estimated results for the remainder of the current fiscal year ending March 31, 2020, and for each of the fiscal years ending March 31, 2021 and 2022.

        A summary of the Company Forecasts is set forth below (in millions):

THREE-YEAR COMPANY FORECASTS ($ in millions)	FY 2020	FY 2021	FY 2022
Adjusted Gross Sales(1)	$103.8	$114.8	$127.4
CAMP(2)	$33.9	$41.2	$50.1
EBITDA	$10.2	$16.1	$23.7
Unlevered Free Cash Flow(3)	$3.8	$10.4	$14.5

(1)
Adjusted gross sales is defined as gross sales (before burden of federal excise taxes) less invoice discounts.

(2)
CAMP is defined as contribution after marketing and promotion (which is calculated as net sales less cost of goods sold, direct selling expenses and direct marketing expenses, net of principal contributions).

(3)
Unlevered free cash flow is defined as operating profit (EBIT), less estimated tax expense (before impact of any net operating losses ("NOLs")), plus depreciation and amortization, less capital expenditures and less any increases in net working capital.

Important additional information regarding the Company Forecasts

        The summary of the Company Forecasts is included in this Schedule 14D-9 solely to give the Company's shareholders access to certain financial projections that were made available to the Board, to Parent and the Offeror, and to Perella Weinberg and Houlihan Lokey for the purposes described above. The disclosure of the Company Forecasts is not being included in this Schedule 14D-9 to influence any Company shareholder's decision whether to tender Shares in the Offer or for any other purpose. The Company Forecasts may differ from published analyst estimates and forecasts. The inclusion of the Company Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers the Company Forecasts to be necessarily predictive of actual future events, and the Company Forecasts should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company's shareholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Company Forecasts or can give any assurance that actual results will not differ from the Company Forecasts. The Company has made no representation to Parent or the Offeror in the Merger Agreement or otherwise concerning the Company Forecasts. Some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or effects, may have changed since the dates on which the Company Forecasts were prepared. The projected financial data provided in the table set forth above has not been updated to reflect management's current views of the Company or the Company's expected future financial performance and should not be treated as guidance with respect to projected results for fiscal year 2020, fiscal year 2021, fiscal year 2022 or any other period. The Company has not updated, and does not intend to update or make publicly available any update or other revision to, the Company Forecasts, except as otherwise required by law.

        The Company Forecasts were prepared by management as part of its ongoing management of the Company's business, including for planning purposes, and were not prepared with a view toward public disclosure. Accordingly, they do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts, or generally accepted accounting principles ("GAAP"). Neither the Company's independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Company Forecasts or expressed any opinion or any form of assurance related thereto. In addition, certain of the projected financial information discussed above, such as EBITDA, CAMP and unlevered free cash flow are non-GAAP financial measures. Non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows as a measure of liquidity. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. No reconciliation of non-GAAP measures in the Company Forecasts to GAAP measures was created or used in connection with the Transaction.

        Modeling and forecasting the future commercialization of the Company's products and revenues are highly speculative endeavors. The Company Forecasts, while presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and necessarily involve judgments with respect to, among other things, raw materials and inventory volumes, shipment amounts, expenditures, estimated costs and cost savings, pricing, competition and future economic and competitive conditions, all of which are difficult or impossible to predict and many of which are beyond the Company's control. The Company Forecasts were developed under the assumption of continued standalone operation and did not give effect to any changes or expenses as a result of the Transaction or any effects of the Transaction which may cause actual results to differ materially. In addition, given that the Company Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year.

        Important factors that may affect actual results and result in the Company Forecasts not being achieved include the Company's history of losses and possible further losses, the Company's ability to expand its operations in both new and existing markets, the Company's ability to develop or acquire new brands, the Company's relationships with distributors, the success of possible marketing activities, the effect of competition in its industry and economic and political conditions generally, including the current economic environment and markets, and other risk factors described in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. See "Item 8. Additional Information—

Forward-Looking Statements". In addition, the Company Forecasts may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable period.

        In light of the foregoing factors and the uncertainties inherent in the Company Forecasts, the Company's shareholders and investors are cautioned not to place undue, if any, reliance on the Company Forecasts.

Opinions of the Company's Financial Advisors.

        The Board selected Perella Weinberg and Houlihan Lokey as its financial advisors in connection with the Offer and the Merger because the professionals of Perella Weinberg and Houlihan Lokey have substantial experience in similar transactions. Each of Perella Weinberg and Houlihan Lokey, as part of its services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

  Perella Weinberg Partners L.P.

        The Board retained Perella Weinberg to act as its financial advisor in connection with the Board's review of a potential transaction. The Board selected Perella Weinberg based on Perella Weinberg's qualifications, expertise and reputation and its knowledge of the business and affairs of the Company and the industries in which the Company conducts its business. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

        On August 28, 2019, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the Board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Merger Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

        The full text of Perella Weinberg's written opinion, dated August 28, 2019, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex I and is incorporated by reference herein. Holders of Common Stock are urged to read Perella Weinberg's opinion carefully and in its entirety. The opinion does not address the Company's underlying business decision to enter into the Transaction or the relative merits of the Transaction, including the Offer and the Merger, as compared with any other strategic alternative which may have been available to the Company. The opinion does not constitute a recommendation as to whether any holder of Common Stock should tender its shares of Company Common Stock in the Offer or how such holder should vote or otherwise act with respect to the proposed Transaction or any other matter and does not in any manner address the prices at which shares of Company Common Stock will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the Transaction to, or any consideration received in connection with, the holders of any other class of securities, creditors or other constituencies of the Company. Perella Weinberg provided its opinion for the information and assistance of the Board in connection with, and for the purposes of its evaluation of, the Transaction. This summary is qualified in its entirety by reference to the full text of the opinion.

        For purposes of its opinion, Perella Weinberg, among other things:

  •
  reviewed certain publicly available financial statements and other business and financial information with respect to the Company, including available research analyst reports;

  •
  reviewed the Company Forecasts, estimated federal net operating loss carryforwards ("NOLs") and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company and, with respect to the NOLs, its tax advisor;

  •
  reviewed certain publicly available financial forecasts relating to the Company;

  •
  discussed the past and current operations, financial condition and prospects of the Company, with management of the Company and the Board;

  •
  compared the financial performance of the Company with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

  •
  compared the financial terms of the Transaction with the publicly available financial terms of certain transactions which Perella Weinberg believed to be generally relevant;

  •
  reviewed the historical trading prices and trading activity for the Common Stock, and compared such price and trading activity of the Common Stock with that of securities of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

  •
  participated in discussions among representatives of the Company and Parent and their respective advisors;

  •
  reviewed a draft dated August 27, 2019 of the Merger Agreement; and

  •
  conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

        In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the management of the Company that, to their knowledge, the information furnished by them for purposes of Perella Weinberg's analysis did not contain any material omissions or misstatements of material fact. Perella Weinberg does not express any view as to the assumptions on which the Company Forecasts are based. However, with the consent of the Board, Perella Weinberg considered the risks and uncertainties of achieving the Company Forecasts and the possibility that such Company Forecasts will not be realized. Additionally, Perella Weinberg did not express any view as to the assumptions on which the NOLs are based. With the consent of the Board, Perella Weinberg considered the possibility that such NOLs would not be realized in the amounts and time periods indicated. Furthermore, Perella Weinberg did not perform any financial analyses to estimate the value of the Company's interest in GCP and, for purposes of its opinion, Perella Weinberg relied, with the consent of management of the Company, on the value of the 19.9% non-controlling interest in GCP implied by the consideration paid by the Company in its acquisition of a 20.1% equity interest in GCP on March 29, 2017. In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor was Perella Weinberg furnished with any such valuations or appraisals, nor did Perella Weinberg assume any obligation to conduct, nor did Perella Weinberg conduct, any physical inspection of the properties or facilities of the Company. In addition, Perella Weinberg did not evaluate the solvency of any party to the Merger Agreement, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Perella Weinberg assumed that the final Merger Agreement would not differ in any material respect from the form of Merger Agreement reviewed by Perella Weinberg and that the Transaction would be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Transaction.

Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

        Perella Weinberg's opinion addressed only the fairness from a financial point of view, as of the date thereof, of the Merger Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the Merger Agreement, the Tender and Support Agreement or any other document contemplated by or entered into in connection with the Merger Agreement or the form or structure of the Transaction or the likely timeframe in which the Transaction would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Merger Consideration to be received by the holders of the Common Stock pursuant to the Merger Agreement or otherwise. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the Transaction contemplated by the Merger Agreement or any other related document, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood the Company had received such advice as it deemed necessary from qualified professionals. Perella Weinberg's opinion did not address the underlying business decision of the Company to enter into the Transaction or the relative merits of the Transaction as compared with any other strategic alternative which may be available to the Company.

        Perella Weinberg's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg's opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg's opinion was approved by a fairness committee of Perella Weinberg.

Summary of Material Financial Analyses

        The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the Board in connection with Perella Weinberg's opinion relating to the Transaction and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format.

        In order to fully understand Perella Weinberg's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg's financial analyses.

Historical Trading and Research (for reference only)

        52-Week High / Low Trading Prices.    Perella Weinberg reviewed the range of trading prices of the Common Stock for the 52 weeks ended on August 27, 2019, the last trading day prior to the announcement of the Transaction. Perella Weinberg observed that, during such period, the trading share price of Common Stock ranged from $0.44 per share to $1.17 per share. Perella Weinberg compared this range to the Merger Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement.

        Research Analyst Price Targets.    Perella Weinberg reviewed and analyzed one available research analyst one-year price target for the Common Stock based on the published Wall Street equity research report. Perella Weinberg noted that the undiscounted research analyst price target for the Common Stock was $1.35 per share of Common Stock. Perella Weinberg observed that this research analyst price target, discounted to August 27, 2019 using a 12.5% cost of equity (which was derived using the capital asset pricing model), was $1.21 per share of Common Stock, as compared to the Merger Consideration of $1.27 to be received by the holders of Common Stock pursuant to the Merger Agreement.

Selected Publicly Traded Companies Analysis

        Perella Weinberg reviewed and compared certain financial information of the Company to corresponding financial information, market trading data and valuation multiples of certain selected publicly-traded companies. For each of the selected publicly-traded companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information and consensus third party research estimates for forecasted information. For the Company, Perella Weinberg made calculations based on company filings for historical information and both consensus third party research estimates and the Company Forecasts for forecasted information.

        Using publicly available information, Perella Weinberg calculated and compared, for each selected company, (i) the ratio (the "EV/2020E EBITDA Multiple") of its enterprise value (based on such company's closing share price as of August 27, 2019) to its fiscal year 2020 (calendarized to match the Company's fiscal year end) estimated earnings before interest, taxes, depreciation and amortization ("EBITDA") based on Wall Street consensus estimates and (ii) the ratio (the "EV/2021E EBITDA Multiple") of its enterprise value (based on such company's closing share price as of August 27, 2019) to its fiscal year 2021 (calendarized to match the Company's fiscal year end) estimated EBITDA based on Wall Street consensus estimates. The following table summarizes the results of this review:

Selected Publicly Traded Companies	EV/2020E EBITDA Multiple	EV/2021E EBITDA Multiple
Spirits Peers
Brown-Forman Corporation	24.5x	23.2x
Davide Campari-Milano S.p.A.	22.0x	20.2x
Rémy Cointreau SA	21.1x	19.0x
Diageo plc	19.2x	18.0x
Pernod Ricard SA	17.4x	16.2x
Becle, S.A.B. de C.V.	15.6x	13.4x
Constellation Brands, Inc.	15.1x	14.3x
Other Beverage Companies
Fevertree Drinks PLC	28.7x	25.1x
Treasury Wine Estates Limited	15.8x	13.4x
Company (Wall Street Consensus)	25.4x	22.2x
Company (Company Forecasts)	18.4x	11.6x

        Based on the multiples calculated as described above, Perella Weinberg's analyses of the various selected publicly traded companies and on professional judgments made by Perella Weinberg, Perella Weinberg applied a range of multiples of 15.0x to 19.0x to the fiscal year 2020 estimated EBITDA of the Company in the Company Forecasts and a range of multiples of 13.5x to 18.0x to the fiscal year 2021 estimated EBITDA of the Company in the Company Forecasts, to derive ranges of estimated implied enterprise values.

        To calculate the implied equity value ranges from these implied enterprise value ranges, Perella Weinberg subtracted debt and the value of the 19.9% non-controlling interest in GCP, and added cash, cash equivalents, including restricted cash, and investments in each case as provided by management of the Company. Perella Weinberg then calculated the implied equity value per share range by dividing the implied equity value range by the fully diluted shares (using the treasury method) of the Company provided by management of the Company.

        This analysis indicated an implied equity value per share of approximately $0.45 to $0.70 per share of Common Stock (rounded to the nearest $0.05) based on applying such 15.0x to 19.0x multiple range to the fiscal year 2020 estimated EBITDA of the Company in the Company Forecasts and an implied equity value per share of approximately $0.85 to $1.25 per share of Common Stock (rounded to the nearest $0.05) based on applying such 13.5x to 18.0x multiple range to the fiscal year 2021 estimated EBITDA of the Company in the Company Forecasts. Perella Weinberg compared these ranges to the Merger Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement.

        Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to the Company's business. Accordingly, Perella Weinberg's comparison of selected companies to the Company and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and the Company.

Selected Transactions Analysis

        Perella Weinberg reviewed and analyzed the financial terms of selected transactions it deemed relevant. Perella Weinberg calculated, for each selected transaction, (i) the transaction value as a multiple of the target company's or target brand's net sales over the last twelve months prior to the announcement of the applicable transaction (the "EV/LTM Net Sales Multiple") and (ii) the transaction value as a multiple of the target company's or target brand's contribution after marketing and promotion (which is calculated as net sales less cost of goods sold, direct selling expenses and direct marketing expenses) ("CAMP") over the last twelve months prior to the announcement of the applicable transaction (the "EV/LTM CAMP Multiple"). The following table summarizes the results of this analysis:

Announcement Date	Target	Acquiror	EV/LTM Net Sales Multiple	EV/LTM CAMP Multiple
Selected Precedent Craft Spirits Transactions
August 2019	Firestone & Robertson Distilling Co.	Pernod Ricard SA	NA	NA
June 2019	Rabbit Hole Whiskey	Pernod Ricard SA	NA	NA
April 2019	Malfy Gin	Pernod Ricard SA	NA	NA
January 2018	Patrón Spirits International AG	Bacardi Limited	5.7x	NA
December 2017	Pendleton Whisky Brand	Becle, S.A.B. de C.V.	4.1x	17.1x
June 2017	Casamigos Spirits Company	Diageo plc	9.3x	NA
February 2017	BULLDOG London Dry Gin	Davide Campari-Milano S.p.A	4.9x	13.6x
December 2016	Smooth Ambler Spirits Co.	Pernod Ricard SA	NA	NA
October 2016	High West Distillery	Constellation Brands, Inc.	6.2x	18.2x
April 2016	BenRiach Distillery Company	Brown-Forman Corporation	7.0x	19.5x

Announcement Date	Target	Acquiror	EV/LTM Net Sales Multiple	EV/LTM CAMP Multiple
March 2016	Société des Produits Marnier Lapostolle S.A. (Grand Marnier)	Davide Campari-Milano S.p.A	4.3x	18.2x
January 2016	Monkey 47	Pernod Ricard SA	8.0x	20.0x
August 2015	Deep Eddy Vodka	Heaven Hill Distilleries Inc.	7.9x	NA
March 2015	Angel's Envy	Bacardi Limited	9.0x	NA
November 2014	Bushmills Whiskey	Proximo Spirits, Inc.	7.8x	14.0x
September 2014	Drambuie Liqueur Company Limited	William Grant & Sons Global Brands	4.7x	19.0x
March 2014	Forty Creek Distillery Ltd.	Davide Campari-Milano S.p.A	4.7x	13.0x
July 2012	Bruichladdich Distillery Company	Remy Cointreau SA	6.6x	20.0x
April 2012	Pinnacle Vodka	Beam Inc.	5.0x	15.0x
December 2011	Cooley Distillery	Beam Inc.	3.8x	17.3x
November 2007	Three Olives Vodka	Proximo Spirits, Inc.	4.8x	16.0x
August 2006	Grupo Industrial Herradura, S.A. de C.V.	Brown-Forman Corporation	4.4x	17.0x
Selected Precedent Other Spirits Transactions
November 2018	Diageo plc Tail Brands	Sazerac Company Inc.	2.8x	5.5x
July 2017	Carolans / Irish Mist	Heaven Hill Distilleries Inc.	4.2x	8.7x
January 2016	Southern Comfort and Tuaca	Sazerac Company Inc.	4.7x	7.0x
September 2012	Lascelles deMercado	Davide Campari-Milano S.p.A	1.5x	13.0x
June 2011	Admiral Nelson	Heaven Hill Distilleries Inc.	4.4x	15.0x
April 2010	C&C Group plc	William Grant & Sons Global Brands	3.5x	NA
April 2009	Wild Turkey	Davide Campari-Milano S.p.A	4.2x	9.7x
January 2009	Value Spirits (Constellation)	Sazerac Company Inc.	1.7x	8.5x
December 2005	Glen Grant	Davide Campari-Milano S.p.A	NA	9.2x
December 2001	Skyy Spirits LLC (50% Stake)	Davide Campari-Milano S.p.A	3.7x	NA

        Based on the multiples calculated as described above, Perella Weinberg's analyses of the various selected transactions and professional judgments made by Perella Weinberg, Perella Weinberg applied a range of multiples of 3.0x to 4.5x to the last twelve months net sales of the Company in the Company Forecasts and a range of multiples of 9.0x to 13.0x to the last twelve months CAMP of the Company in the Company Forecasts, to derive ranges of estimated implied enterprise values.

        To calculate the implied equity value ranges from these implied enterprise value ranges, Perella Weinberg subtracted debt and the value of the 19.9% non-controlling interest in GCP, and added cash, cash equivalents, including restricted cash, and investments in each case as provided by management of the Company. Perella Weinberg then calculated the implied equity value per share range by dividing the implied equity value range by the fully diluted shares (using the treasury method) of the Company provided by management of the Company.

        This analysis indicated an implied equity value per share of approximately $1.10 to $1.85 per share of Common Stock (rounded to the nearest $0.05) based on applying such 3.0x to 4.5x multiple range to the last twelve months net sales of the Company in the Company Forecasts and an implied equity value per share of approximately $0.85 to $1.40 per share of Common Stock (rounded to the nearest $0.05) based on applying such 9.0x to 13.0x multiple range to the last twelve months CAMP of the Company in the Company Forecasts. Perella Weinberg compared these ranges to the Merger Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement.

  Sum-of-the-Parts Analysis

        Using the Company Forecasts and based on its professional judgment and experience, Perella Weinberg applied a range of assumed multiples to the Company's CAMP over the last twelve months as of June 30, 2019 ("LTM CAMP") for each of the Company's brands, to derive a range of estimated implied enterprise values for each brand. The following table summarizes the results of this analysis:

		Assumed CAMP Multiple		Implied Enterprise Value
	LTM CAMP
Brand		Low	High	Low	High
				$ amounts shown in millions
Jefferson's	$10	14.0x	18.0x	$146	$188
Goslings Rum	$5	7.0x	9.0x	$32	$41
Goslings Ginger Beer	$9	5.0x	6.0x	$43	$52
Irish Whiskies	$1.2	10.0x	14.0x	$12	$17
Other Brands	$0.0	5.0x	6.0x	$0.1	$0.1
Total / Implied Enterprise Value				$233	$297
Implied Equity Value				$167	$227

        Perella Weinberg then summed the implied enterprise value ranges of each of the Company's brands to arrive at a total implied enterprise value range for the Company of approximately $233 million to $297 million. To calculate the implied equity value range from the implied enterprise value range, Perella Weinberg subtracted debt and the value of the 19.9% non-controlling interest in GCP, and added cash, cash equivalents, including restricted cash, and investments in each case as provided by management of the Company. Perella Weinberg then calculated the implied equity value per share range by dividing the implied equity value range by the fully diluted shares (using the treasury method) of the Company provided by management of the Company, resulting in an implied equity value per share range of approximately $0.95 to $1.30 per share of Common Stock (rounded to the nearest $0.05). Perella Weinberg compared this range to the Merger Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

        Perella Weinberg conducted a discounted cash flow analysis for the Company based on the Company Forecasts by:

  •
  calculating, in each case, the present value as of June 30, 2019 of the estimated standalone unlevered free cash flows (calculated as EBITDA burdened by stock-based compensation, less taxes, less capital expenditures, and adjusting for changes in net working capital) that the Company is projected to generate for the final nine months of fiscal year 2020 and fiscal years 2021 and 2022, based on the Company Forecasts, using discount rates ranging from 10.0% to 13.0% based on estimates of the weighted average cost of capital of the Company derived using the capital asset pricing model, and

  •
  adding, in each case, terminal values calculated using terminal value multiples ranging from 14.0x to 18.0x and discounted using rates ranging from 10.0% to 13.0%.

        Perella Weinberg estimated the range of terminal value multiples applied to fiscal year 2022E EBITDA utilizing its professional judgment and experience, taking into account current multiples and expectations regarding long-term real growth and inflation.

        Perella Weinberg used a range of discount rates from 10.0% to 13.0% derived by application of the capital asset pricing model, which takes into account certain company-specific metrics, including the Company's target capital structure, the cost of long-term debt, marginal tax rate and Bloomberg two-year adjusted-beta, as well as certain financial metrics for the United States financial markets generally.

        From the range of implied enterprise values calculated in the discounted cash flow analysis, Perella Weinberg derived the range of implied equity values for the Company. In calculating the range of implied equity values, Perella Weinberg included the net present value of the NOLs (which value was approximately $6 million based on an adjusted tax rate of 21%), subtracted debt and the value of the 19.9% non-controlling interest in GCP, and added cash, cash equivalents, including restricted cash, and investments in each case as provided by management of the Company. Perella Weinberg then calculated the implied equity value per share range by dividing the implied equity value range by the fully diluted shares (using the treasury method) of the Company provided by management of the Company, resulting in an implied equity value per share range of approximately $1.10 to $1.60 per share of Common Stock (rounded to the nearest $0.05). Perella Weinberg compared this range to the Merger Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement.

Miscellaneous

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole, could create an incomplete view of the processes underlying Perella Weinberg's opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to the Company or the Transaction.

        Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the Board as to the fairness, from a financial point of view, as of the date of such opinion, of the Merger Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg's analyses were based in part upon the Company Forecasts, which are not necessarily indicative of actual future results, and which may be significantly more or less favorable than suggested by Perella Weinberg's analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Merger Agreement or their respective advisors, none of the Company, Parent, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by the Company management or third parties.

        As described above, the opinion of Perella Weinberg to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Transaction. Perella Weinberg was not asked to, and did not, recommend the specific consideration to the holders of Common Stock provided for in the Merger Agreement, which consideration was determined through arm's-length negotiations between the Company and Parent. Perella Weinberg did not recommend any specific amount of consideration to the holders of Common Stock or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

        Pursuant to the terms of the engagement letter between Perella Weinberg and the Company dated August 15, 2019, the Company agreed to pay Perella Weinberg $1,250,000 upon the delivery of Perella Weinberg's opinion, and agreed to pay Perella Weinberg a total transaction fee that is currently estimated to be approximately $3.73 million upon the closing of the Transaction (which is reduced by any fee paid to Perella Weinberg upon delivery of the opinion). In addition, the Company agreed to reimburse Perella Weinberg for its reasonable out-of-pocket expenses, including attorneys' fees and disbursements, and to indemnify Perella Weinberg and related persons for certain liabilities and other items that may arise out of its engagement by the Company and the rendering of its opinion. None of these payments affected Perella Weinberg's analysis or opinion.

        Perella Weinberg and its affiliates are currently providing investment banking services to Parent on matters unrelated to the Transaction for which it expects to receive compensation. Neither the Company, Pernod Ricard, nor any of their respective subsidiaries have paid Perella Weinberg any compensation during the past two years. Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to the Company and Parent and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of their business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own accounts or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates.

  Houlihan Lokey

        On August 28, 2019, Houlihan, verbally rendered its opinion to the Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey's written opinion addressed to the Board dated August 28, 2019) that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Merger Consideration to be received by the holders of Company Common Stock in the Transaction was fair to such holders from a financial point of view.

        Houlihan Lokey's opinion was directed to the Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of Common Stock, of the Merger Consideration to be received by the holders of Common Stock in the Transaction pursuant to the Merger Agreement and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding. The summary of Houlihan Lokey's opinion in this Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex II to this Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey's opinion nor the summary of its opinion and the related analyses set forth in this Statement are intended to be, and do not constitute, advice or a recommendation to the Board, the Company, any security holder of the Company or any other person as to whether or not any holder of Common Stock should tender shares of Company Common Stock in the Offer or how to act or vote with respect to any matter relating to the Transaction.

        In arriving at its opinion, Houlihan Lokey, among other things:

  1.
  reviewed a draft dated August 27, 2019 of the Merger Agreement;

  2.
  reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

  3.
  reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including (a) the Company Forecasts, and (b) estimated federal net operating loss carryforwards prepared by management of the Company and its tax advisor relating to the Company on a standalone basis (the "NOLs");

  4.
  spoke with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

  5.
  compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;

  6.
  reviewed the current and historical market prices and trading volume for the Common Stock and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

  7.
  conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

        Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and does not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the Company Forecasts reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to the Company Forecasts or the assumptions on which they are based. Furthermore, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the NOLs reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management, and that the NOLs would be realized in the amounts and time periods indicated therein, and Houlihan Lokey expressed no opinion with respect to the NOLs or the assumptions on which they are based. Houlihan Lokey did not perform any financial analyses to estimate the value of GCP or the Company's interest in GCP and, for purposes of its financial analyses, Houlihan Lokey relied, with the consent of management of the Company, on the value of GCP implied by the consideration paid by the Company in its acquisition of a 20.1% equity interest in GCP on March 29, 2017 and Houlihan Lokey assumed, with the consent of management of the Company, that such value reflected the intrinsic equity value of GCP. Houlihan

Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey's analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

        Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction would be satisfied without waiver thereof, and (d) the Transaction would be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transaction would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to Houlihan Lokey's analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Agreement identified above.

        Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may be a party or was or may be subject.

        Houlihan Lokey was not authorized or requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, business or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction. Houlihan Lokey relied upon information provided by the Company and Perella Weinberg Partners LP (in its capacity as financial advisor to the Company) regarding any and all discussions and negotiations with third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction. Houlihan Lokey's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of Houlihan Lokey's opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey's attention after the date of its opinion. Houlihan Lokey did not express any opinion as to the price or range of prices at which the Common Stock may be purchased or sold, or otherwise be transferable, at any time.

        Houlihan Lokey's opinion was directed to the Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of Common Stock, of the Merger Consideration to be received by the holders of Common Stock in the Transaction pursuant to the Merger Agreement and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding. The summary of Houlihan Lokey's opinion in this Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex II to this Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey's opinion nor the summary of its opinion and the related analyses set forth in this Statement are intended to be, and do not constitute, advice or a recommendation to the Board, the Company, any security holder of the Company or any other party as to whether or not any holder of Common Stock should tender shares of Company Common Stock pursuant to the Offer or how to act or vote with respect to any matter relating to the Transaction or otherwise.

        Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, the Company's shareholders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Merger Consideration to the extent expressly specified in the opinion), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of the opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might have been available to the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company's or any other party's security holders or other constituents vis-à-vis any other class or group of the Company's or such other party's security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Merger Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Board, on the assessments by the Board, the Company and its advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Transaction or otherwise.

        In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters, as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey's analyses for comparative purposes is identical to the Company and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Company Forecasts prepared by the management of the Company and the implied reference range values indicated by Houlihan Lokey's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to be determinative of the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey's analyses are inherently subject to substantial uncertainty.

        Houlihan Lokey's opinion was only one of many factors considered by the Board in evaluating the proposed Transaction. Neither Houlihan Lokey's opinion nor its analyses were determinative of the Merger Consideration or of the views of the Board or management with respect to the Transaction or the Merger Consideration. Under the terms of its engagement by the Company, neither Houlihan Lokey's opinion nor any other advice or services rendered by it in connection with the proposed Transaction or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary to, or agency relationships with, the Board, the Company, Parent, any security holder or creditor of the Company or Parent or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of the Merger Consideration payable in the Transaction were determined through negotiation between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Board.

  Financial Analyses

        In preparing its opinion to the Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey's analyses is not a complete description of the analyses underlying Houlihan Lokey's opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey's opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey's overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey's analyses and opinion.

        The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Board on August 28, 2019. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey's analyses.

        For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

  •
  Enterprise Value—generally, the value as of a specified date of the relevant company's outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of debt outstanding, preferred stock, and non-controlling interests, and less the amount of cash, cash equivalents and equity method investments and non-controlling interests held by third parties ; and

  •
  EBITDA—generally, the amount of the relevant company's earnings before interest, taxes, depreciation and amortization and equity method investment income for a specified time period.

        Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of Common Stock and the common stock of the selected companies listed below as of August 26, 2019. The estimates of the future financial performance of the Company relied upon for the financial analyses described below were based on the Company Forecasts. The estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.

  Selected Companies Analysis

        Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant. The financial data reviewed included:

  •
  Enterprise value as a multiple of estimated EBITDA for fiscal year 2020, or "FY 2020E EBITDA"; and

  •
  Enterprise value as a multiple of estimated EBITDA for fiscal year 2021, or "FY 2021E EBITDA".

        The selected companies and corresponding multiples were:

	FY 2020E EBITDA	FY 2021E EBITDA
Brown-Forman Corporation	24.5x	23.0x
Constellation Brands, Inc.	16.9x	15.9x
Davide Campari-Milano S.p.A.	21.4x	19.5x
Diageo plc	18.8x	17.8x
Pernod Ricard SA	17.0x	15.7x
Rémy Cointreau SA	21.5x	19.3x

        Taking into account the results of the selected companies analysis, Houlihan Lokey's analyses of the selected companies, and Houlihan Lokey's professional judgment, Houlihan Lokey applied ranges of 17.0x to 21.0x to the Company's FY 2020E EBITDA, and 16.0x to 20.0x to the Company's estimated FY 2021E EBITDA in the Company Forecasts to derive an implied enterprise value reference range. To calculate the implied equity value reference range from the implied enterprise value reference range, Houlihan Lokey added cash and cash equivalents and restricted cash, equity method investments, the present value of federal tax savings from the NOLs, subtracted debt and non-controlling interests, in each case as provided by management of the Company. Houlihan Lokey then calculated the implied equity value per share range by dividing the implied equity value range by the fully diluted shares (using the treasury method) of the Company provided by management of the Company, resulting in an implied equity value per share range of $0.61 to $0.84 per share of Common Stock based on the Company's FY 2020E EBITDA in the Company Forecasts, and $1.09 to $1.44 per share of Common Stock based on the Company's FY 2021E EBITDA in the Company Forecasts, as compared to the Merger Consideration to be received by the holders of Common Stock in the Transaction pursuant to the Merger Agreement.

  Discounted Cash Flow Analysis

        Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of the Company based on the Company Forecasts. Houlihan Lokey, based on Houlihan Lokey's professional judgment, applied a range of terminal value multiples of 14.0x to 20.0x to the Company's FY 2022E EBITDA in the Company Forecasts and discount rates ranging from 11.50% to 14.50%, which resulted from a weighted average cost of capital calculation (a measure of the weighted average expected return on a given company's equity and debt securities based on their relative proportions in such company's capital structure) to derive an implied enterprise value reference range. To calculate the implied equity value reference range from the implied enterprise value reference range, Houlihan Lokey added cash and cash equivalents and restricted cash, equity method investments, the present value of federal tax savings from the NOLs, subtracted debt and non-controlling interests, in each case as provided by management of the Company. Houlihan Lokey then calculated the implied equity value per share range by dividing the implied equity value range by the fully diluted shares (using the treasury method) of the Company provided by management of the Company, resulting in an implied equity value per share range of $1.07 to $1.76 per share of Common Stock, as compared to the Merger Consideration to be received by the holders of Common Stock in the Transaction pursuant to the Merger Agreement.

  Other Matters

        Houlihan Lokey was engaged by the Company to provide an opinion to the Board as to the fairness, from a financial point of view, to the holders of the Common Stock of the Merger Consideration to be received by such holders in the Transaction pursuant to the Merger Agreement. The Company engaged Houlihan Lokey based on Houlihan Lokey's experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by the Company, Houlihan Lokey became entitled to an aggregate fee of $400,000 for its services, a portion of which became payable upon the execution of Houlihan Lokey's engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey's opinion. No portion of Houlihan Lokey's fee is contingent upon the successful completion of the Transaction. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and will indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey's engagement.

        In the ordinary course of business, certain of Houlihan Lokey's employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in the Company, Parent, or any other party that may be involved in the merger and their respective affiliates or security holders or any currency or commodity that may be involved in the merger.

        In December 2018, Houlihan Lokey acted as financial advisor to Ladenburg Thalmann Financial Services Inc. ("Ladenburg") in connection with Ladenburg's repurchase of a substantially majority of the shares held in Ladenburg by Phillip Frost and his affiliates (collectively, the "Frost Group"), then the largest shareholder of Ladenburg and currently the largest shareholder of the Company.

        Several members of management and directors of Ladenburg are also members of management and directors of the Company. In connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, members of the Frost Group other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        As discussed in Item 4 above, the Company has engaged each of Perella Weinberg and Houlihan Lokey to act as a financial advisor in connection with the Transaction. The information pertaining to the engagement of Perella Weinberg and Houlihan Lokey by the Company, including the material terms of and compensation paid or payable to them pursuant to such engagements, described in Item 4 above, is hereby incorporated by reference into this Item 5.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

        No transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except with respect to the Tender and Support Agreement, the Top-Up Option and the following securities transactions:

        On July 16, 2019, the Company granted to each of Mark E. Andrews, III, John S. Glover, Alfred J. Small, T. Kelley Spillane and Alejandra Peña, an aggregate of 100,000, 130,000, 90,000, 90,000 and 75,000 of Company Restricted Stock Awards, respectively, pursuant to the 2013 Plan. Each grant of Company Restricted Stock Awards vest in four equal annual installments commencing on the first anniversary of the date of the grant, provided the recipient is then still an employee of the Company (a director of the Company in the case of Mr. Andrews), subject to earlier vesting upon his or her death or disability or a change of control of the Company.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

        Except as otherwise set forth in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

        Except as described above or otherwise set forth in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION.

Named Executive Officer Golden Parachute Compensation.

        See Item 3 above for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company's named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Regulatory Approvals.

  U.S. Antitrust Approvals.

        Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the "FTC"), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied.

        It is a condition to the Offeror's obligation to accept for payment and pay for shares of Company Common Stock tendered pursuant to the Offer that the waiting period (and any extensions of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of shares of Company Common Stock in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the reviewing agency. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a "Second Request"), the waiting period with respect to the Transaction would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the reviewing agency terminated the additional waiting period before its expiration. The 10 calendar day waiting period can be extended with the consent of Parent. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with consent of Parent. The reviewing agency may terminate the additional 10-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if the Offeror owns 50% or more of the outstanding shares of Company Common Stock at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Transaction expired or was terminated.

        The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as the Offeror's proposed acquisition of Castle Brands. At any time before or after the Offeror's acceptance for payment of shares of Company Common Stock pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transaction by seeking a federal court order enjoining the Transaction or, if shares of Company Common Stock have already been acquired, requiring disposition of those shares of Company Common Stock, or the divestiture of substantial assets of the Offeror, Castle Brands, or any of their respective subsidiaries or affiliates, or seeking other conduct relief. At any time before or after consummation of the Transaction, notwithstanding the early termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Offeror may not be obligated to consummate the Offer or the Merger.

        Castle Brands and Parent each filed a Premerger Notification and Report Form on September 5, 2019.

  Foreign Antitrust Approvals.

        Parent, the Company and their respective subsidiaries conduct certain business outside of the United States. Based upon information provided by Parent and the Offeror, the Company is not aware of any notification filings that are required to be made or pre-merger approvals that are required to be obtained under the antitrust and competition laws of other foreign countries.

Foreign Investment in the United States.

        Section 721 of the Defense Production Act of 1950, as amended ("Section 721") empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a "foreign person" if the President, after investigation, determines that the foreign person's control threatens to impair the national security of the U.S. and that other provisions or existing law do not provide adequate and appropriate authority to protect U.S. national security. The Committee on Foreign Investment in the United States ("CFIUS"), pursuant to Section 721, has been delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations, require mitigation measures and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of transaction. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. The parties do not currently anticipate filing a voluntary notice with CFIUS.

Appraisal Rights under Florida Law.

        No appraisal rights are available with respect to shares of Company Common Stock tendered and accepted for purchase in the Offer. However, if the Merger is consummated, shareholders who do not tender their shares of Company Common Stock in the Offer may have certain rights under Section 607.1302 of the FBCA to demand exercise of appraisal rights, and to receive payment in cash of the fair value, of their shares of Company Common Stock. Such appraisal rights, if the statutory procedures are met, could lead to a judicial determination of the fair value of the shares of Company Common Stock, as of the Effective Time, required to be paid in cash to such holders asserting appraisal rights for their shares of Company Common Stock. In addition, such shareholder asserting appraisal rights could be entitled to receive payment of interest on the amount determined to be the fair value of their shares of Company Common Stock. Florida law defines "fair value" as the value of the shares of Company Common Stock determined (a) immediately before the effectuation of the corporate action to which the shareholder objects and (b) using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the shares of Company Common Stock, including, among other things, asset values, investment value and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price.

        If any holder of shares of Company Common Stock who is entitled to appraisal rights under Florida law demands exercise of appraisal rights but fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under Florida law, each share of Company Common Stock of such shareholder will be converted in the Merger into the right to receive the Offer Price. A shareholder may withdraw his, her or its demand for exercise of appraisal rights by delivering to Castle Brands a written withdrawal of his, her or its demand for exercise of appraisal rights and acceptance of the Merger.

        IF YOU SELL YOUR SHARES OF COMPANY COMMON STOCK IN THE OFFER, YOU WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT TO YOUR SHARES OF COMPANY COMMON STOCK BUT, RATHER, WILL RECEIVE THE OFFER PRICE FOR EACH OF YOUR SHARES OF COMPANY COMMON STOCK.

        FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTIONS 607.1301 THROUGH 607.1333 OF THE FBCA (A COPY OF WHICH IS ATTACHED HERETO AS ANNEX III TO THIS STATEMENT) FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF ANY SUCH RIGHTS.

        THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS COMPLETED. SHAREHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        The foregoing summary of appraisal rights under the FBCA is not complete and is qualified in its entirety by reference to Sections 607.1301 to 607.1333 of the FBCA.

Anti-Takeover Statutes.

        The FBCA contains two general takeover laws, Sections 607.0901 and 607.0902, each as described in greater detail below.

        Section 607.0901 of the FBCA provides that, unless a specified exception is met, an interested shareholder (i.e., a person owning 10% or more of a corporation's outstanding voting stock) may not engage in an "affiliated transaction" (including, among other things, a merger or other significant corporate transactions) with a Florida corporation unless such transaction is approved by an affirmative vote of at least two-thirds of the voting shares of the Florida corporation excluding the shares beneficially owned by the interested shareholder.

        The restrictions imposed by Section 607.0901 of the FBCA are not applicable under certain circumstances, including when a majority of the disinterested directors approve the transaction. Castle Brands has advised Parent and the Offeror that at the August 28, 2019 meeting of the Board, Castle Brands' disinterested directors unanimously approved and voted in favor of the Board's approval of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. As a result, the provisions of section 607.0901 of the FBCA are not applicable to the Offer or the Merger.

        Section 607.0902 of the FBCA provides that shares of an issuing public corporation (as such term is defined therein) that are acquired in a "control share acquisition" generally will have no voting rights unless such rights are conferred on those shares by the vote of the holders of a majority of all of the outstanding shares other than interested shares. A control share acquisition is defined, with certain exceptions, as the acquisition of the ownership of voting shares which would cause the acquiror to have voting power within the following ranges or to move upward from one range into another: (i) one-fifth, but less than one-third; (ii) one-third, but less than a majority; or (iii) a majority or more of such votes.

        Section 607.0902 of the FBCA does not apply to an acquisition of shares of an issuing public corporation (as such term is defined therein) (i) pursuant to a merger or share exchange effected in compliance with the FBCA if the issuing public corporation is a party to the merger or share exchange agreement, or (ii) if such acquisition has been approved by the corporation's board of directors before the acquisition. Castle Brands has advised Parent and the Offeror that at the August 28, 2019 meeting of the Board, by unanimous vote of all directors, the Board approved the acquisition of shares of Company Common Stock pursuant to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. As a result, the provisions of Section 607.0902 of the FBCA are not applicable to the Offer or to the Merger.

        The Offeror is not aware of any Florida takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any such laws or regulations. If any government official or third party should seek to apply any Florida takeover law or regulation to the Offer or the Merger or other business combination between the Offeror or any of its affiliates and Castle Brands, the Offeror will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more Florida takeover laws or regulations is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Offeror and Parent may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of shares of Company Common Stock, and the Offeror may be unable to accept for payment or pay for shares of Company Common Stock tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

State Takeover Laws.

        In addition to the Florida takeover laws discussed above in this section, a number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Castle Brands, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, neither the Offeror nor Parent knows whether any of these laws will, by their terms, apply to the Offer or the Merger. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, the Offeror and Parent believe that there are reasonable bases for contesting such laws.

        In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

        If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, the Offeror and Parent will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Offeror and Parent may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of shares of Company Common Stock, and the Offeror may be unable to accept for payment or pay for shares of Company Common Stock tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, the Offeror may not be obligated to accept for payment or pay for any tendered shares of Company Common Stock.

Florida Short-Form Merger Statute.

        Assuming completion of the Offer and subject to the terms of the Merger Agreement, the Merger will be completed under the FBCA. It is intended that the Merger will be effected pursuant to the short-form merger provisions contained in Section 607.1104 of the FBCA. Under Section 607.1104 of the FBCA, a parent corporation owning 80% or more of the outstanding shares of each class of a subsidiary corporation may merge itself with the subsidiary corporation without the approval of the subsidiary's shareholders, subject to compliance with Florida law. If, following the completion of the Offer, any exercise of the Top-Up Option, or any other acquisition of shares of Company Common Stock, the Offeror obtains ownership of more than 80% of the outstanding shares of Company Common Stock (other than treasury shares or Shares of Company Common Stock in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of its customers or clients), the Offeror, as the owner of 80% or more of the outstanding shares of Company Common Stock and thereby as the "parent corporation" of Castle Brands, expects to merge with and into Castle Brands pursuant to Section 607.1104 of the FBCA. A merger that is completed in accordance with the requirements of Section 607.1104 does not require approval of the board of directors or shareholders of the subsidiary (in this case, Castle Brands). Accordingly, the approval of the Castle Brands shareholders to the Merger would not be required in that context. Assuming the Offeror owns sufficient shares of Company Common Stock to utilize Section 607.1104 of the FBCA, the Offeror intends to file the Articles of Merger with the Department of State of the State of Florida (the "Department") in accordance with Florida law after the Offeror becomes the owner of 80% or more of the outstanding shares of Company Common Stock and expects that the Effective Time will occur immediately upon the filing of the Articles of Merger with the Department. The plan of merger is included as part of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Top-Up Option.

        Pursuant to the terms of the Merger Agreement, the Company granted the Offeror an irrevocable option, exercisable only once and only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per share equal to the Offer Price, newly issued shares of Company Common Stock in an amount equal to (and not less than) the lowest number of shares that, when added to the number of shares of Company Common Stock that are then directly or indirectly owned by Parent and its subsidiaries, constitutes one share more than 80% of the shares of Company Common Stock after the issuance of the new shares sold to the Offeror (determined on a fully diluted basis on the date of determination); provided, however, that this option shall not be exercisable for a number of shares in excess of the shares of Company Common Stock authorized and unissued (and not reserved for issuance) at the time of the exercise of the option. The option is exercisable only (i) following the expiration of the Offer and (ii) prior to the tenth business day after the expiration of the Offer. The purchase price owed by the Offeror to the Company for the newly issued shares of Company Common

Stock may be paid by Parent or the Offeror to the Company (i) in cash and/or (ii) by issuance by the Offeror to the Company of a promissory note bearing interest at 5% per annum, which will have full recourse to Parent and the Offeror and will mature on the first anniversary of the date of execution and delivery of such promissory note. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Annual and Quarterly Reports.

        For additional information regarding the business and financial results of the Company, please see the Company's Annual Report on Form 10-K for the year ended March 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

Forward-Looking Statements.

        Statements in this Statement may contain, in addition to historical information, certain forward-looking statements. All statements included in this Statement concerning activities, events or developments that the Company, Parent and the Offeror expect, believe or anticipate will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that the Company's business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC.

ITEM 9.    EXHIBITS.

        The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated September 11, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Austin, Nichols & Co., Inc. and Rook Merger Sub, Inc. on September 11, 2019).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Austin, Nichols & Co., Inc. and Rook Merger Sub, Inc. on September 11, 2019).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Austin, Nichols, & Co., Inc. and Rook Merger Sub, Inc. on September 11, 2019)
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Austin, Nichols, & Co., Inc. and Rook Merger Sub, Inc. on September 11, 2019).
(a)(1)(E)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Austin, Nichols, & Co., Inc. and Rook Merger Sub, Inc. on September 11, 2019).
(a)(1)(F)
Text of Summary Advertisement, as published in The New York Times on September 11, 2019 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Austin, Nichols, & Co., Inc. and Rook Merger Sub, Inc. on September 11, 2019).
(e)(1)	Agreement and Plan of Merger, dated August 28, 2019 (incorporated by reference to Exhibit 2.1 to the Company's current report on Form 8-K as filed with the SEC on August 29, 2019).
(e)(2)	Tender and Support Agreement, dated August 28, 2019 (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K as filed with the SEC on August 29, 2019).
(e)(3)	Confidentiality Agreement, dated as of May 24, 2019, between Castle Brands and Pernod Ricard S.A.*
(e)(4)
Composite Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's annual report on Form 10-K for the fiscal year ended March 31, 2014 filed with the SEC on June 30, 2014)
(e)(5)	Bylaws of the Company (incorporated by reference to Appendix E to the Company's definitive proxy statement on Schedule 14A filed with the SEC on December 30, 2009)
(e)(6)	Form of Castle Brands Inc. Stock Option Grant Agreement (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed with the SEC on June 16, 2006)
(e)(7)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.19 to the Company's annual report on Form 10-K filed with the SEC on June 14, 2017)
(e)(8)
Castle Brands Inc. 2003 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-1 (File No. 333-128676) declared effective on April 5, 2006)

Exhibit No.	Description
(e)(9)	Amendment to Castle Brands Inc. 2003 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.30 to the Company's Registration Statement on Form S-1 (File No. 333-128676) declared effective on April 5, 2006)
(e)(10)
Amendment No. 2 to Castle Brands Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to the Company's annual report on Form 10-K for the fiscal year ended March 30, 2009 filed with the SEC on June 29, 2009)
(e)(11)
Castle Brands Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit A to the Company's definitive proxy statement on Schedule 14A for the 2012 annual meeting of shareholders, filed with the SEC on September 11, 2012)
(e)(12)	Amendment No. 1 to the Castle Brands Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company's registration statement on Form S-8 filed with the SEC on March 23, 2017)
(e)(13)
Castle Brands Inc. 2017 Employee Stock Purchase Plan (incorporated by reference to Exhibit A to the Company's definitive proxy statement on Schedule 14A for the 2016 annual meeting of shareholders, filed with the SEC on January 11, 2017)
(e)(14)
Third Amended and Restated Employment Agreement, effective as of February 26, 2010, by and between Castle Brands Inc. and Mark E. Andrews, III (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed with the SEC on March 1, 2010)
(e)(15)
Amendment to the Third Amended and Restated Employment Agreement, effective as of May 11, 2012, by and between Castle Brands Inc. and Mark E. Andrews, III (incorporated by reference to Exhibit 10.3 to the Company's current report on Form 8-K filed on May 17, 2012)
(e)(16)
Amendment to Fourth Amended and Restated Employment Agreement, dated as of January 24, 2014, by and between Castle Brands Inc. and Mark E. Andrews, III (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed on January 27, 2014)
(e)(17)
Amendment to Third Amended and Restated Employment Agreement, dated as of February 1, 2016, by and between Castle Brands Inc. and Mark E. Andrews, III (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed on February 3, 2016)
(e)(18)
Amendment to Third Amended and Restated Employment Agreement, dated as of June 6, 2018, by and between Castle Brands Inc. and Mark E. Andrews, III (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed with the SEC on June 7, 2018)
(e)(19)
Employment Agreement, dated as of February 8, 2019, by and between Castle Brands Inc. and Richard J. Lampen (incorporated by reference to Exhibit 10.1 to the Company's quarterly report on Form 10-Q as filed with the SEC on February 14, 2019)
(e)(20)
Employment Agreement, dated as of April 7, 2017, by and between Castle Brands Inc. and Alfred J. Small (incorporated by reference to Exhibit 10.3 to the Company's current report on Form 8-K filed with the SEC on April 7, 2017)
(e)(21)
Employment Agreement, dated as of April 7, 2017, by and between Castle Brands Inc. and John Glover (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed with the SEC on April 7, 2017)

Exhibit No.	Description
(e)(22)	Employment Agreement, dated as of April 7, 2017, by and between Castle Brands Inc. and T. Kelley Spillane (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed with the SEC on April 7, 2017)
(e)(23)
Employment Agreement, dated as of April 7, 2017, by and between Castle Brands Inc. and Alejandra Peña (incorporated by reference to Exhibit 10.4 to the Company's current report on Form 8-K filed with the SEC on April 7, 2017)
(e)(24)	Form of Indemnification Agreement entered into with directors (incorporated by reference to Exhibit 10.1 to the Company's quarterly report on Form 10-Q filed on August 14, 2013)

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASTLE BRANDS INC.
By:	/s/ ALFRED J. SMALL
	Name:	Alfred J. Small
	Title:	Senior Vice President, Chief Financial Officer, Treasurer & Secretary

Dated: September 11, 2019

ANNEX I

Perella Weinberg Opinion

August 28, 2019
The Board of Directors
Castle Brands Inc.
122 East 42nd Street, Suite 5000
New York, New York 10168

Members of the Board of Directors:

        We understand that Castle Brands Inc., a Florida corporation (the "Company"), Austin, Nichols & Co., Inc., a Delaware corporation ("Parent") and Rook Merger Sub, Inc., a Florida corporation and a wholly owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for, among other things, the tender offer for all of the outstanding shares of common stock, $0.01 par value, of the Company (the "Company Common Stock"), pursuant to which Merger Sub will pay $1.27 in cash (the "Per Share Consideration") for each share of Company Common Stock accepted (the "Tender Offer"). The Merger Agreement further provides that, following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (together with the Tender Offer, the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of Parent and each outstanding share of Company Common Stock, other than (i) Company Common Stock owned directly or indirectly by Parent, Merger Sub or the Company and (ii) the Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Per Share Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

        You have requested our opinion as to the fairness from a financial point of view to the holders of the Company Common Stock of the Per Share Consideration to be received by such holders in the proposed Transaction.

        For purposes of the opinion set forth herein, we have, among other things:

          1.     reviewed certain publicly available financial statements and other business and financial information with respect to the Company, including available research analyst reports;

          2.     reviewed certain internal financial statements, analyses, forecasts (the "Company Forecasts"), estimated federal net operating loss carryforwards ("NOLs") and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company and, with respect to the NOLs, its tax advisor, including the Company Forecasts and the NOLs;

          3.     reviewed certain publicly available financial forecasts relating to the Company;

          4.     discussed the past and current operations, financial condition and prospects of the Company, with management of the Company and the Board of Directors of the Company;

          5.     compared the financial performance of the Company with that of certain publicly-traded companies which we believe to be generally relevant;

          6.     compared the financial terms of the Transaction with the publicly available financial terms of certain transactions which we believe to be generally relevant;

          7.     reviewed the historical trading prices and trading activity for the Company Common Stock, and compared such price and trading activity of the Company Common Stock with that of securities of certain publicly-traded companies which we believe to be generally relevant;

Annex I - 1

          8.     participated in discussions among representatives of the Company and Parent and their respective advisors;

          9.     reviewed a draft dated August 27, 2019 of the Merger Agreement; and

          10.   conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the management of the Company that, to their knowledge, the information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. We do not express any view as to the assumptions on which the Company Forecasts are based. However, with your consent, we have considered the risks and uncertainties of achieving the Company Forecasts and the possibility that such Company Forecasts will not be realized. Additionally, we do not express any view as to the assumptions on which the NOLs are based. With your consent, we have considered the possibility that such NOLs will not be realized in the amounts and time periods indicated. Furthermore, we have not performed any financial analyses to estimate the value of the Company's interest in Gosling-Castle Partners Inc. ("GCP") and, for purposes of our opinion, we have relied, with the consent of management of the Company, on the value of the 19.9% non-controlling interest in GCP implied by the consideration paid by the Company in its acquisition of a 20.1% equity interest in GCP on March 29, 2017. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. In addition, we have not evaluated the solvency of any party to the Merger Agreement, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed that the final Merger Agreement will not differ in any material respect from the form of Merger Agreement reviewed by us and that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Transaction. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

        This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Per Share Consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement, the Support Agreement (as defined in the Merger Agreement) or any other document contemplated by or entered into in connection with the Merger Agreement or the form or structure of the Transaction or the likely timeframe in which the Transaction will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Per Share Consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement or otherwise. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Transaction or the relative merits of the Transaction as compared with any other strategic alternative which may be available to the Company.

Annex I - 2

        We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for certain expenses that may arise, and indemnify us for certain liabilities and other items that may arise, out of our engagement. As you are aware, Perella Weinberg Partners LP and its affiliates are currently providing investment banking services to Parent for which we expect to receive compensation. Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to the Company and Parent and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

        This opinion is for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Transaction. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender its shares of Company Common Stock in the Tender Offer or how such holder should vote or otherwise act with respect to the proposed Transaction or any other matter and does not in any manner address the prices at which shares of the Company Common Stock will trade at any time. In addition, we express no opinion as to the fairness of the Transaction to, or any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Per Share Consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,
PERELLA WEINBERG PARTNERS LP

Annex I - 3

ANNEX II

Houlihan Lokey Opinion

August 28, 2019

The Board of Directors of Castle Brands Inc.
122 East 42nd Street, Suite 5000
New York, NY 10168

Dear Board of Directors:

        We understand that Austin, Nichols and Co., Inc. (the "Acquiror"), Rook Merger Sub, Inc., a wholly-owned subsidiary of the Acquiror (the "Sub"), and Castle Brands Inc. (the "Company"), propose to enter into the Agreement (defined below) pursuant to which, among other things, (a) the Sub will commence a tender offer for all of the shares of the outstanding common stock, par value $0.01 per share ("Company Common Stock" and, such tender offer, the "Offer"), of the Company at a purchase price of $1.27 per share in cash (the "Consideration"), and (b) subsequent to consummation of the Offer, the Sub will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction") and that, in connection with the Merger, (i) each share of Company Common Stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Consideration, and (ii) the Company will become a wholly owned subsidiary of the Acquiror.

        The Board of Directors of the Company (the "Board") has requested that Houlihan Lokey Capital, Inc. ("Houlihan Lokey") provide an opinion (the "Opinion") to the Board as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair to such holders from a financial point of view.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  reviewed a draft dated August 27, 2019 of the Agreement and Plan of Merger by and among the Company, the Acquiror and the Sub (the "Agreement");

  2.
  reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  3.
  reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including (a) financial projections prepared by and discussed with the management of the Company relating to the Company for the fiscal years ending 2020 through 2022 (the "Projections), and (b) estimated federal net operating loss carryforwards prepared by management of the Company and its tax advisor relating to the Company on a standalone basis (the "NOLs");

  4.
  spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

  5.
  compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

  6.
  reviewed the current and historical market prices and trading volume for the Company Common Stock and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and

  7.
  conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

Annex II - 1

        We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and we express no opinion with respect to the Projections or the assumptions on which they are based. Furthermore, management of the Company has advised us, and we have assumed, that the NOLs reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management, and that the NOLs would be realized in the amounts and time periods indicated therein, and we express no opinion with respect to the NOLs or the assumptions on which they are based. We have not performed any financial analyses to estimate the value of Gosling-Castle Partners Inc. ("GCP") or the Company's interest in GCP and, for purposes of our financial analyses, we have relied, with the consent of management of the Company, on the value of GCP implied by the consideration paid by the Company in its acquisition of a 20.1% equity interest in GCP on March 29, 2017 and we have assumed, with the consent of management of the Company, that such value reflects the intrinsic equity value of GCP. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

        We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

        Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Annex II - 2

        As you are aware, we have not been authorized or requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, business or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction. We note that we have relied upon information provided to us by the Company and Perella Weinberg Partners LP (in its capacity as financial advisor to the Company) regarding any and all discussions and negotiations with third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to the price or range of prices at which the Company Common Stock may be purchased or sold, or otherwise be transferable, at any time.

        This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

        In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

        In December 2018, Houlihan Lokey acted as financial advisor to Ladenburg Thalmann Financial Services Inc. ("Ladenburg") in connection with Ladenburg's repurchase of a substantial majority of the shares held in Ladenburg by Phillip Frost and his affiliates (collectively, the "Frost Group"), then the largest shareholder of Ladenburg and currently the largest shareholder of the Company, for which Houlihan Lokey received compensation. We note that several members of management and directors of Ladenburg are also members of management and directors of the Company. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, the Acquiror, members of the Frost Group, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Acquiror, members of the Frost Group other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

        Houlihan Lokey will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

Annex II - 3

        We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), including, without limitation, any terms, aspects or implications of the tender and support agreement to be entered into in connection with the Transaction, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company's or any other party's security holders or other constituents vis-à-vis any other class or group of the Company's or such other party's security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, the Acquiror, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company and its advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

        Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair to such holders from a financial point of view.

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC

Annex II - 4

ANNEX III

Sections 1301 to 1333 of the FBCA

607.1301    Appraisal rights; definitions.—The following definitions apply to ss. 607.1302-607.1333:

        (1)   "Affiliate" means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

        (2)   "Beneficial shareholder" means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner's behalf.

        (3)   "Corporation" means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322-607.1333, includes the surviving entity in a merger.

        (4)   "Fair value" means the value of the corporation's shares determined:

          (a)   Immediately before the effectuation of the corporate action to which the shareholder objects.

          (b)   Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

          (c)   For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.

        (5)   "Interest" means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

        (6)   "Preferred shares" means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

        (7)   "Record shareholder" means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

        (8)   "Senior executive" means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

        (9)   "Shareholder" means both a record shareholder and a beneficial shareholder.

607.1302    Right of shareholders to appraisal.—

        (1)   A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder's shares, in the event of any of the following corporate actions:

          (a)   Consummation of a conversion of such corporation pursuant to s. 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under ss. 607.1103 and 607.1112(6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under s. 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by s. 607.1104;

          (b)   Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that

Annex III - 1

  appraisal rights are not available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

          (c)   Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

          (d)   An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

          (e)   Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval;

          (f)    With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

            1.     Altering or abolishing any preemptive rights attached to any of his or her shares;

            2.     Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

            3.     Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

            4.     Reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

            5.     Making noncumulative, in whole or in part, dividends of any of the shareholder's preferred shares which had theretofore been cumulative;

            6.     Reducing the stated dividend preference of any of the shareholder's preferred shares; or

            7.     Reducing any stated preferential amount payable on any of the shareholder's preferred shares upon voluntary or involuntary liquidation;

          (g)   An amendment of the articles of incorporation of a social purpose corporation to which s. 607.504 or s. 607.505 applies;

          (h)   An amendment of the articles of incorporation of a benefit corporation to which s. 607.604 or s. 607.605 applies;

          (i)    A merger, conversion, or share exchange of a social purpose corporation to which s. 607.504 applies; or

Annex III - 2

          (j)    A merger, conversion, or share exchange of a benefit corporation to which s. 607.604 applies.

        (2)   Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

          (a)   Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

            1.     Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

            2.     Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

          (b)   The applicability of paragraph (a) shall be determined as of:

            1.     The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

            2.     If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

          (c)   Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

          (d)   Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

            1.     Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

              a.     Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

              b.     Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

            2.     Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a

Annex III - 3

    person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

              a.     Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

              b.     Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

              c.     In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

          (e)   For the purposes of paragraph (d) only, the term "beneficial owner" means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

        (3)   Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

        (4)   A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

          (a)   Was not effectuated in accordance with the applicable provisions of this section or the corporation's articles of incorporation, bylaws, or board of directors' resolution authorizing the corporate action; or

          (b)   Was procured as a result of fraud or material misrepresentation.

607.1303    Assertion of rights by nominees and beneficial owners.—

        (1)   A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder's name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies

Annex III - 4

the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder's name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder's other shares were registered in the names of different record shareholders.

        (2)   A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

          (a)   Submits to the corporation the record shareholder's written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

          (b)   Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

607.1320    Notice of appraisal rights.—

        (1)   If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders' meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

        (2)   In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

        (3)   If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders' meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

607.1321    Notice of intent to demand payment.—

        (1)   If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders' meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

          (a)   Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder's intent to demand payment if the proposed action is effectuated.

          (b)   Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

        (2)   A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

607.1322    Appraisal notice and form.—

        (1)   If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104,

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the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

        (2)   The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

          (a)   Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

            1.     The shareholder's name and address.

            2.     The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

            3.     That the shareholder did not vote for the transaction.

            4.     Whether the shareholder accepts the corporation's offer as stated in subparagraph (b)4.

            5.     If the offer is not accepted, the shareholder's estimated fair value of the shares and a demand for payment of the shareholder's estimated value plus interest.

          (b)   State:

            1.     Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

            2.     A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

            3.     The corporation's estimate of the fair value of the shares.

            4.     An offer to each shareholder who is entitled to appraisal rights to pay the corporation's estimate of fair value set forth in subparagraph 3.

            5.     That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

            6.     The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

          (c)   Be accompanied by:

            1.     Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation's appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

            2.     A copy of ss. 607.1301-607.1333.

607.1323    Perfection of rights; right to withdraw.—

        (1)   A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder's certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to

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s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder's certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

        (2)   A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation's written consent.

        (3)   A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder's share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

607.1324    Shareholder's acceptance of corporation's offer.—

        (1)   If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation's estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation's receipt of the form from the shareholder.

        (2)   Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

607.1326    Procedure if shareholder is dissatisfied with offer.—

        (1)   A shareholder who is dissatisfied with the corporation's offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder's estimate of the fair value of the shares and demand payment of that estimate plus interest.

        (2)   A shareholder who fails to notify the corporation in writing of that shareholder's demand to be paid the shareholder's stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

607.1330    Court action.—

        (1)   If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

        (2)   The proceeding shall be commenced in the appropriate court of the county in which the corporation's principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

        (3)   All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

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        (4)   The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

        (5)   Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder's shares, plus interest, as found by the court.

        (6)   The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

607.1331    Court costs and counsel fees.—

        (1)   The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

        (2)   The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (a)   Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

          (b)   Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

        (3)   If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

        (4)   To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

607.1332    Disposition of acquired shares.—Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

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607.1333    Limitation on corporate payment.—

        (1)   No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder's option:

          (a)   Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

          (b)   Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

        (2)   The shareholder shall exercise the option under paragraph (1)(a) or paragraph (1)(b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

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